Exhibit 99.2

Execution Version

MASTER PURCHASE AGREEMENT

BY AND AMONG

ARBORETUM BIDCO LLC

ODYSSEY TRUST COMPANY

AND

THE OTHER PARTIES NAMED HEREIN

DATED AS OF NOVEMBER 14, 2025

TABLE OF CONTENTS

Page

Article 1 DEFINITIONS	2

1.1	Definitions	2
1.2	Other Definitions	12
1.3	Other Definitional Provisions	13

Article 2 PURCHASE AND SALE OF ASSETS	14

2.1	Background	14
2.2	Purchase and Sale of Assets	14
2.3	Purchase and Sale of Equity Interests	16
2.4	Purchase Price	16
2.5	Closing	17
2.6	Withholding	18

Article 3 REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY ENTITIES	18

3.1	Organization and Power	19
3.2	Authorization of Transactions; Valid and Binding Agreement	19
3.3	Non-Contravention	19
3.4	Ownership and Capitalization	20
3.5	Financial Statements; Indebtedness	20
3.6	Absence of Undisclosed Liabilities	21
3.7	Accounts Receivable; Accounts Payable	21
3.8	Absence of Changes	21
3.9	Title to Personal Property; Sufficiency of Assets	23
3.10	Real Property	24
3.11	Contracts and Commitments	25
3.12	Intellectual Property	28
3.13	Litigation; Proceedings	30
3.14	Governmental Licenses and Permits	30
3.15	Compliance with Laws	31
3.16	Taxes	31
3.17	Labor	32
3.18	Employee Benefit Plans	34
3.19	Insurance	36
3.20	Environmental Matters	36
3.21	Customers	37
3.22	Subcontractors and Suppliers	37
3.23	Affiliate Transactions	38
3.24	Inventory	38

Article 4 REPRESENTATIONS AND WARRANTIES OF THE COLLATERAL AGENT	38

4.1	Organization and Qualification of Collateral Agent	38
4.2	Approval; Binding Effect	39
4.3	Security Interest	39
4.4	Transfer of Interest	39
4.5	Valid Obligations	39
4.6	Liens	39
4.7	Compliance with the UCC	40

Article 5 REPRESENTATIONS AND WARRANTIES OF THE BUYER	40

5.1	Organization and Power	40
5.2	Authorization of Transactions	40
5.3	Non-Contravention	40
5.4	Litigation	41

Article 6 ADDITIONAL AGREEMENTS	41

6.1	Pre-Closing Covenants	41
6.2	Access to Information; Cooperation	47
6.3	Refunds and Remittances	47
6.4	Confidentiality	47
6.5	Tax Matters	48
6.6	Employee and Related Matters	49

Article 7 CONDITIONS TO CLOSING	51

7.1	Closing Conditions and Deliverables of the Sellers	51
7.2	Closing Conditions and Deliverables of the Buyer	54

Article 8 TERMINATION	55

8.1	Termination	55
8.2	Effect of Termination	56

Article 9 MISCELLANEOUS	56

9.1	Survival	56
9.2	Amendment	56
9.3	Waiver	56
9.4	Specific Performance	56
9.5	Expenses	57
9.6	Notices	57
9.7	Binding Agreement; Assignment	58
9.8	Severability	58
9.9	Disclosure Schedules	58
9.10	Construction	59
9.11	Entire Agreement	59
9.12	Exculpatory Provisions	59
9.13	Counterparts	59
9.14	Governing Law; Submission to Jurisdiction; Selection of Forum	59
9.15	Parties in Interest	60
9.16	Press Releases and Announcements; Confidentiality	60
9.17	Legal Representation	60

INDEX OF SCHEDULES, ANNEXES & EXHIBITS

Schedule I	Company Asset Sellers
Schedule II	Equityholders of the Acquired Entities
Schedule III	Company Non-Sellers
Annex A	State-by-State Assets and Liabilities
Annex B	Material Leases

Exhibit A	Form of Lease Assignments

MASTER PURCHASE AGREEMENT

THIS MASTER PURCHASE AGREEMENT (this “Agreement”) is made as of November 14, 2025, by and among (a) Arboretum Bidco LLC, a Nevada limited liability company (the “Buyer”), (b) Odyssey Trust Company, a trust company organized under the laws of Canada and authorized to carry on the business of a trust company in British Columbia, in its capacity as trustee and collateral trustee under the Senior Notes Indenture (as defined below) and the other Senior Notes Documents (as defined below) (the “Collateral Agent”), (c) certain Subsidiaries of AYR Wellness, Inc., a corporation formed under the laws of British Columbia (“AYR” or the “Company”), listed hereto on Schedule I (the “Company Asset Sellers”), (d) the equityholders (the “Equityholders”) of certain of the Company’s Subsidiaries opposite such Equityholder’s name listed hereto on Schedule II (such Subsidiaries of the Company on Schedule II, the “Acquired Entities”) and (e) certain of the Company’s Subsidiaries listed hereto on Schedule III (the “Company Non-Sellers,” and together with the Company Asset Sellers and the Equityholders and the Acquired Entities, the “Company Entities”). The Collateral Agent, the Company Asset Sellers and the Equityholders are herein referred to collectively as the “Sellers” and each individually as a “Seller”. Capitalized terms used in this Agreement without definition shall have the meanings given to such terms in Section 1.1 hereof.

WHEREAS, the Company is in default of its obligations under the Senior Notes and, as a result of such defaults, the Senior Notes Trustee is entitled to exercise its remedies under the Senior Notes and Applicable Laws, including to foreclose its security interests upon the Senior Notes Collateral securing the Senior Notes Obligations under the Senior Notes.

WHEREAS, the Senior Notes Trustee and Consenting Senior Noteholders desire to exercise their remedies under the Senior Notes and foreclose on the security interests upon such Senior Notes Collateral pursuant to this Agreement.

WHEREAS, reference is hereby made to that certain Restructuring Support Agreement, by and among the Company Entities and the Consenting Senior Noteholders, dated as of July 30, 2025 (the “RSA”), whereby the parties thereto agreed to implement the Restructuring Transactions (as defined therein) pursuant to the RSA, the Restructuring Term Sheet (as defined in the RSA) and the other Definitive Documents (as defined in the RSA) by: (a) consummating or cooperating with, as the case may be, sales of the Acquired Assets of the applicable Sellers to the Buyer and the assumption of the Assumed Liabilities of the applicable Sellers by the Buyer (as may be contributed or assigned to its Affiliates), in order to effectuate the Sale Transaction (as defined in the RSA); (b) implementing the Sale Transaction through a public disposition of collateral pursuant to §§ 9-610 and 9-611 of the UCC, to be conducted by the Collateral Agent, coupled with a consensual assignment of other property by the Company Parties (as defined in the RSA) to the purchaser in accordance with the RSA; (c) commencing a proceeding for the Company under the Companies’ Creditors Arrangement Act (Canada) in the Supreme Court of British Columbia to effectuate a liquidation and wind down of the Company; (d) consummating the liquidation of the Excluded Assets and the discharge of the Excluded Liabilities of the U.S. Company Parties (as defined in the RSA), and winding down the applicable U.S. Company Parties through the commencement of one or more proceedings under applicable state law (including, without limitation, a receivership, liquidation, foreclosure, dissolution, and/or an assignment for the benefit of creditors), in each case, upon such terms and conditions acceptable to the Company with the approval of the Required Consenting Senior Noteholders (as defined in the RSA) (which approval shall not be unreasonably withheld); and (e) consummating the Non-Core Divestiture Transactions (as defined in the RSA).

WHEREAS, in order to effectuate the Sale Transaction, prior to the Closing, Arboretum Investments LLC, a Nevada limited liability company (“TopCo”), will issue limited liability company interests consisting of Class A Common Units (the “TopCo Exchange Units”), which will be issued and contributed to Arboretum Grandparent LLC, a Nevada limited liability company (“Grandparent”), pursuant to a Contribution Agreement by and among TopCo and Grandparent (the “TopCo-Grandparent Contribution Agreement”).

WHEREAS, in order to effectuate the Sale Transaction, immediately following the effectiveness of the TopCo-Grandparent Contribution Agreement, Grandparent will contribute the TopCo Exchange Units to Arboretum Intermediate LLC, a Nevada limited liability company (“Intermediate”), pursuant to a Contribution Agreement by and among Grandparent and Intermediate (the “Grandparent-Intermediate Contribution Agreement”).

WHEREAS, in order to effectuate the Sale Transaction, immediately following the Grandparent-Intermediate Contribution Agreement, Intermediate will contribute the TopCo Exchange Units to Buyer pursuant to a Contribution Agreement, by and among Intermediate and Buyer.

WHEREAS, pursuant to and in accordance with the RSA, the Buyer desires to acquire from the Sellers, and the Sellers desires to sell to Buyer, certain assets and equity interests of the Sellers, subject to the terms and conditions set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article 1

DEFINITIONS

1.1            Definitions. For purposes of this Agreement, the following terms shall have the meanings set forth below:

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.

“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or analogous combined, consolidated or unitary group defined under state, local or foreign income tax law).

“Allocation Schedule” shall mean the schedule allocating the Purchase Price and the Assumed Liabilities in accordance with Section 1060 of the Code and the Treasury Regulations thereunder and any corresponding requirements of any state, local, or foreign tax laws, as applicable.

“Ancillary Agreements” means each of the agreements entered into in connection with this Agreement and the transactions contemplated hereby, including the Bill of Sale, the Lease Assignments and Deed for each Owned Real Property.

“Applicable Law” means any applicable provision of any constitution, treaty, statute, law, rule, regulation, ordinance, code, order, decree, consent decree, or settlement enacted, adopted, issued or promulgated by any Governmental Authority.

“Assumed Benefit Plan” means each Employee Benefit Plan listed on Schedule 6.6(c).

“Automatic Transfer Contingent Worker” means a Business Contingent Worker who is engaged by an Acquired Entity or its Subsidiary as of the applicable Closing.

“Automatic Transfer Employee” means a Business Employee who is employed by an Acquired Entity or its Subsidiary as of the applicable Closing.

“Bill of Sale” means the Bill of Sale and Assignment and Assumption Agreement to be executed by the applicable Seller and the Buyer at the applicable Closing with respect to the applicable Acquired Assets and/or Acquired Equity Interests, in a form and substance reasonably acceptable to the applicable Seller and Buyer.

“Bridge Claim” means any and all Claims against the Bridge Loan Obligors arising under, derived from, based on, or related to the obligation under the Bridge Credit Agreement.

“Bridge Claims Consideration” means the term loans under a Take-Back Debt Facility and the allocable share such of the holders of Bridge Claims of TopCo Exchange Units (if any) to the extent holders of Bridge Claims elect to receive such TopCo Exchange Units pursuant the Bridge Credit Agreement.

“Bridge Credit Agreement” means that certain Senior Secured Bridge Term Loan Agreement, dated as of August 29, 2025 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time), by and among CSAC Holdings Inc., as borrower, the lenders party thereto from time to time and Acquiom Agency Services LLC, in its capacity as administrative and collateral agent.

“Bridge Facility” has the meanings ascribed to such term in the RSA.

“Business” means the business of the Company Entities as currently conducted and as currently proposed to be conducted immediately prior to the applicable Closing, including the business of cultivating, packaging, distributing and selling cannabis products in the U.S.

“Business Contingent Worker” means a Contingent Worker directly engaged by a Company Entity.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banks are required or authorized by law to be closed in the state of New York.

“Business Employee” means an employee of a Company Entity.

“Cash” means the amount of cash and cash equivalents (including marketable securities and marketable short term investments) that would be recorded on a consolidated balance sheet for the applicable Seller prepared in accordance with GAAP using the same accounting methods, policies, practices and procedures, with consistent classifications, judgments and estimation methodology, as were used in preparation of the Reference Balance Sheet (as defined in Section 3.5).

“Cholodofsky Matter” means any Liability the Company Entities may have under the claims brought by a former employee, Sheri Cholodofsky.

“Claim” has the meanings ascribed to such term in the RSA.

“Closing” shall mean a closing for the purchase and sale of all or a portion of the Acquired Assets and/or Acquired Equity Interests on the terms and conditions set forth in this Agreement, including a Single Closing and any State-Specific Closings.

“COBRA” means the continuation coverage requirements for “group health plans” under Section 4980B of the Code and Sections 601 through 608 of ERISA, and any similar and applicable State or local Applicable Law, and in each case, any official guidance promulgated thereunder.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Collateral Assets” means, in each case, to the extent the Collateral Agent has a perfected first priority Lien thereon (subject to only Permitted Liens), all of the right, title and interest of each of the Company Entities in and to all of the assets, property, Assumed Contracts, claims and rights of every kind and nature, whether tangible or intangible, whether real, personal or mixed, in electronic form or otherwise, and wherever situated, used in or relating solely or principally to the Business conducted at the locations of the Company or its Subsidiaries, transferred pursuant to the Sale Proceeding and this Agreement by the Collateral Agent.

“Company Sellers” means the Company Asset Sellers and Equityholders.

“Consenting Senior Noteholders” has the meaning ascribed to such term in the RSA.

“Contingent Worker” means an independent contractor, consultant, temporary employee, or leased employee who is a natural Person classified, treated, and paid other than as an employee, or compensated other than through the direct payment of wages through payroll.

“Contract” means any legally binding written contract, intellectual property license, sublicense, mortgage, purchase order, indenture, loan agreement, lease, sublease, agreement or instrument or any binding written commitment to enter into any of the foregoing to which any Seller is a party or by which any Seller’s assets are bound.

“Deed” means a special warranty deed (or equivalent in the applicable jurisdiction) for each Owned Real Property transferring fee simple ownership of each Owned Real Property to Buyer (or its designee), free and clear of all Liens other than Permitted Liens, in a form and substance reasonably acceptable to Buyer and Seller.

“Disclosure Schedule,” “Disclosure Schedules” or “Schedule” means the Disclosure Schedule attached hereto, delivered by the Sellers to the Buyer in connection with this Agreement.

“Employee Benefit Plan” means an “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not such plan is subject to ERISA), and each other compensation or benefit plan, program, policy, arrangement or agreement providing for employment, individual consulting, severance, termination, separation, incentive or bonus, commission, retention, change in control, deferred compensation, profit sharing, retirement, welfare, post-employment welfare, vacation or paid-time-off, equity or phantom equity, or other compensation or benefits, that is maintained, sponsored or contributed to (or required to be maintained, sponsored or contributed to) by any of the Company Entities or with respect to which any of the Company Entities have or could have any Liability.

“Employee Representative Body” means a labor or trade union, works council, or similar employee representative body.

“Environmental Claim” means any written notice, demand, claim, suit, proceeding or other communication alleging liability or potential responsibility (including for investigatory cost, cleanup cost, governmental response cost, natural resources damage, property damage, personal injury or penalty) under any Environmental Law, including any of the foregoing arising out of, relating to or resulting from (a) the presence or Release of any Hazardous Substance or (b) any violation or duty to comply with any Environmental Law or Permit required thereunder.

“Environmental Law” means any applicable federal, state or local law (including common law), statute, regulation, ordinance, code, guidance having the force of law, or other legal requirement relating to the protection of human health and safety (as each concern exposure to Hazardous Substances), or the environment, natural resources, climate change, biodiversity, wildlife or habitats, including any of the foregoing relating to any presence, emission, discharge, Release or potential Release of any Hazardous Substance, or otherwise relating to the manufacture, processing, distribution, use, registration, treatment, storage, disposal, transport, handling or human exposure to any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” means an entity that is considered one employer with the Company or any of the Sellers under Section 4001 of ERISA or Section 414 of the Code.

“Excluded Taxes” means (i) all Taxes of the applicable Seller or any of its Affiliates, or for which the applicable Seller or any of its Affiliates are otherwise liable as a transferee or successor, pursuant to an express or implied obligation to indemnify any other Person, by contract or pursuant to any Applicable Law or otherwise, (ii) all Taxes relating to the Excluded Assets or Excluded Liabilities for any taxable period, (iii) all Taxes relating to the Acquired Assets or the Assumed Liabilities for any taxable period ending on or prior to the applicable Closing Date and, with respect to any Straddle Period, for the portion of such taxable period ending on the applicable Closing Date, as calculated in accordance with Section 6.5(b), (iv) all Taxes for which the applicable Seller has responsibility under Section 6.5(a) and (v) all Taxes imposed on Buyer or any of its Affiliates as a transferee or successor of any Seller or any of its Affiliates.

“Federal Cannabis Laws” means any U.S. federal Laws, civil, criminal or otherwise, as such relate, either directly or indirectly, to the cultivation, harvesting, production, distribution, sale and possession of cannabis, marijuana or related substances or products containing or relating to the same, including, without limitation, the prohibition on drug trafficking under 21 U.S.C. § 841(a), et seq., the conspiracy statute under 18 U.S.C. § 846, the bar against aiding and abetting the conduct of an offense under 18 U.S.C. § 2, the bar against misprision of a felony (concealing another’s felonious conduct) under 18 U.S.C. § 4, the bar against being an accessory after the fact to criminal conduct under 18 U.S.C. § 3, and federal money laundering statutes under 18 U.S.C. §§ 1956, 1957, and 1960 and the regulations and rules promulgated under any of the foregoing.

“FL Owned Real Property” means the real property located at 19228 N. County Rd. 225, Unincorporated Alachua County, FL, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto or used in connection therewith.

“GAAP” means United States generally accepted accounting principles, consistently applied throughout the periods involved.

“Governmental Authority” means any government or political subdivision, whether federal, state, local or foreign, or any legislative, administrative, executive or judicial branch, body, entity or forum, agency, regulatory body or authority, or instrumentality of any such government or political subdivision, or any federal, state, local or foreign court, tribunal or arbitrator.

“Hazardous Substance” means (a) pesticides, petroleum or petroleum byproducts, per- and polyfluoroalkyl substances, asbestos or asbestos containing materials, polychlorinated biphenyls, mold or radioactive, flammable or explosive substances, and (b) any materials, substances, chemicals, contaminants, pollutants or wastes regulated or listed by, or for which liability or standards of conduct are imposed pursuant to, any Environmental Law or Permit required thereunder.

“Indebtedness” means any liability of the Sellers under or for any of the following (excluding any trade payable incurred in the Ordinary Course of Business of such Seller): (a) indebtedness for borrowed money, including any mortgages and substantially similar instruments or arrangements, whether or not evidenced by any note, bond or debenture or any similar instrument, and including, for the avoidance of doubt, all liabilities and obligations of such Seller to any Person for indebtedness for borrowed money; (b) all obligations of the Sellers issued or assumed as the deferred purchase price of property, conditional sale obligations or under any title retention agreement; (c) all obligations and liabilities in respect of any letter of credit, bond, surety or similar obligations; (d) all liabilities and obligations of the Sellers under any lease that is required to be treated as a capital lease under GAAP; (e) obligations under any interest rate swaps currency swaps, foreign exchange, hedging or similar instruments; (f) any amounts owed to any Business Employee or Business Contingent Worker under any severance, change-of-control, retention, bonus or similar arrangements through the Closing, (g) any indebtedness of the nature described in subclauses (a)-(f) above with respect to which such Seller is a guarantor (excluding, for the avoidance of doubt, endorsements of negotiable instruments or guarantees of performance) or (h) interest, premium, penalty, fee, Taxes or other expense regarding any of the foregoing.

“Intellectual Property” means all intellectual property and proprietary rights in any applicable jurisdiction, whether registered or unregistered, including without limitation any of the following: (A) patents, patent applications of any kind, patent rights, inventions, discoveries and invention disclosures (whether or not patented) (including reissues, continuations, continuations-in-part, divisions, substitutions, provisionals, revisions, extensions, patent disclosures, and reexaminations); (B) rights in registered and unregistered trademarks, service marks, trade names, trade dress, logos, packaging designs, and slogans, together with all of the goodwill associated therewith; (C) copyrights in both published and unpublished works, and all other works of authorship, including all compilations, databases and computer programs, manuals and other documentation, all derivatives, translations, adaptations and combinations of the above, and any associated moral rights; (D) rights in know-how, trade secrets, confidential or proprietary information, research in progress, work-for-hire, algorithms, data, designs, processes, formulae, drawings, schematics, blueprints, flow charts, models, strategies, prototypes, techniques, testing procedures and testing results; (E) domain names, uniform resource locators and other names and locators associated with the internet; (F) registrations and applications to register any of the foregoing; (G) any and all other intellectual property rights and/or proprietary rights recognized by Applicable Law; and (H) all causes of action, damages, and remedies related to any of the foregoing, including damages for past, present and future infringement thereof; and (I) all copies and tangible embodiments of the foregoing (in whatever form or medium).

“IRS” means the Internal Revenue Service.

“ISRA” means the New Jersey Industrial Site Recovery Act, N.J.S.A. 13:1K et seq. and N.J.A.C. 7:26B et seq., in each case as amended or supplemented from time to time.

“Knowledge of the Company Entities” or “the Company Entities’ Knowledge” or any similar knowledge qualification means the actual knowledge of the executive management team of the Company, after reasonably due inquiry under the circumstances.

“Kwaramba Matter” means any Liability the Company Entities may have under the claims brought by a former employee, Farai Kwaramba.

“Leased Real Property” means the real property leased, subleased or licensed by the applicable Seller, in each case, as tenant, subtenant, licensee or other similar party, together with, to the extent leased, licensed or owned by any Seller, all buildings and other structures, facilities or leasehold improvements, fixtures, systems, and equipment as described in the applicable leases, subleases or licenses therefor.

“Liability” means any liability, debt, obligation, deficiency, Tax, penalty, assessment, fine, order, decree, claim, charge, cause of action or other loss, fee, cost or expense of any kind or nature whatsoever, whether asserted or unasserted, absolute or contingent, known or unknown, accrued or unaccrued, liquidated or unliquidated, and whether due or to become due and regardless of when asserted.

“Lien” means any mortgage, deed of trust, pledge, security interest, hypothecation, lien (including environmental and Tax liens), or similar charge or encumbrance of any kind (including any conditional sale or title retention agreement or lease in the nature thereof) or any agreement to file any of the foregoing, any sale of receivables with recourse against any Seller, and any filing or agreement to file any financing statement as debtor under the Uniform Commercial Code or any similar statute, in each case, that affects an Acquired Asset.

“Losses” (collectively) or “Loss” (individually) means any loss, Liability, demand, claim, action, cause of action, cost, damage, deficiency, Tax, penalty, fine or expense, whether or not arising out of third party claims (including interest, penalties, attorneys’, accountants’ and other professionals’ fees and expenses, court costs and all amounts paid in investigation, defense or settlement of any of the foregoing).

“Material Adverse Effect” means any event, occurrence, fact, condition or change that has, or reasonably would be expected to have, individually or in the aggregate, a material adverse effect on the condition of the Acquired Assets, the Acquired Companies or the Business; provided, however, that none of the following shall constitute a Material Adverse Effect: (i) except to the extent that such event, occurrence, fact, condition or change disproportionately affects the applicable Seller relative to others in the same or similar industries, any change arising from or relating to (A) changes in Applicable Laws or other requirements issued by any Governmental Authority, (B) changes in GAAP, or (C) changes in general economic or political conditions or the securities markets in general (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts or otherwise); (ii) any adverse change, effect or circumstance that directly results from the announcement of the transactions contemplated by this Agreement and the other agreements contemplated hereby; (iii) any action taken at the written request of the Buyer; (iv) any failure to meet a forecast (whether internal or published) of revenue, earnings, cash flow, or other data for any period or any change in such a forecast; and (v) and any action reasonably necessary to implement the Restructuring Transactions.

“Material Leases” means the Leases, and all applicable Ancillary Lease Documents, for the Leased Real Property at each of the locations set forth on Annex B.

“Ordinary Course of Business” or “Business in the Ordinary Course” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

“Owned IP” means all Intellectual Property owned or purported to be owned by the applicable Seller.

“Owned Real Property” means the FL Owned Real Property and the TX Owned Real Property.

“Parties” (collectively) or “Party” (individually) shall refer to the Sellers, the Equityholders, and/or the Buyer.

“Permit” means all permits, licenses, clearances, approvals, authorizations, registrations, certificates, concessions, grants, variances, permissions and similar rights issued by or obtained or required to be obtained, from a Governmental Authority.

“Permitted Liens” means any liens permitted pursuant to the terms of the RSA and the liabilities of the Acquired Entities and, to the extent assumed, the loan evidenced by the FL Mortgage Loan Documents.

“Person” means any individual, partnership, limited liability company, corporation, cooperative, association, joint stock company, trust, joint venture, unincorporated organization or Governmental Authority, body or entity or any department, agency or political subdivision thereof.

“Post-Closing Tax Period” means any Tax period (or portion thereof) beginning after the applicable Closing Date.

“Pre-Closing Tax Period” means any Tax period (or portion thereof) ending on or before the applicable Closing Date.

“Proceeding” means any action, suit, proceeding at law or in equity, arbitration, or administrative or other proceeding by or before any Governmental Authority.

“Release” of any Hazardous Substance means any release, or the threat thereof, and any deposit, discharge, emission, leaking, leaching, spilling, seeping, migrating, injecting, pumping, pouring, emptying, escaping, dumping, disposing or other movement of Hazardous Substance into or upon or through any land or water or air, or otherwise entering into the environment, and including the abandonment or disposal of any barrels, containers or other closed receptacles containing any Hazardous Substance.

“Requisite Regulatory Approval” means evidence of approval from the applicable regulatory authorities of the transaction(s) contemplated herein pertaining to such state, to the extent required by such governing body, and granting the required Permit in such state to Buyer or its designee allowing Buyer or its designee to cultivate, process, manufacture distribute, sell and/or deliver cannabis products in such state, as the case may be in any given state.

“Sale Proceeding” has the meaning ascribed to such term in the RSA.

“Senior Noteholders” has the meaning ascribed to such term in the RSA.

“Senior Notes” has the meaning ascribed to such term in the RSA.

“Senior Notes Claims” has the meanings ascribed to such term in the RSA.

“Senior Notes Claims Consideration” means the allocable share of holders of Senior Notes Claims of TopCo Exchange Units.

“Senior Notes Collateral” has the meanings ascribed to such term in the RSA.

“Senior Notes Documents” has the meanings ascribed to such term in the RSA.

“Senior Notes Indenture” has the meaning ascribed to such term in the RSA.

“Senior Notes Obligations” has the meaning ascribed to such term in the RSA.

“State” shall mean the states where the Collateral Assets or Transferred Assets are located and set forth on Annex A attached hereto.

“Subsidiary” means, with respect to any Person, any and all corporations, partnerships, limited liability companies, joint ventures, associations and other entities of which more than 50% of the outstanding equity interests or other voting securities or economic interests are owned by any such Person, directly or indirectly through one or more intermediaries. For purposes hereof, a Person or Persons shall be deemed to control a partnership, limited liability company, association or other business entity if such Person or Persons (i) shall be or control the managing director or general partner of such partnership, limited liability company, association or other business entity or (ii) holds or controls at least a majority of the securities or other interests that have by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization.

“Tax” or “Taxes” means (i) any federal, state, local or local or non-U.S. income, gross receipts, capital gains, franchise, alternative or add-on minimum, estimated, sales, use, goods and services, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, unclaimed property or escheat (whether or not considered a tax under Applicable Laws), imputed underpayment, windfall profit, environmental, customs, duties, real property, ad valorem, special assessment, personal property, capital stock, social security, unemployment, employment, disability, payroll, license, employee or other withholding, contributions or other tax, of any kind whatsoever, whether disputed or not, imposed by any Governmental Authority, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing; (ii) any Liability for the payment of any amounts of the type described in clause (i) above of another Person arising as a result of being (or ceasing to be) a member of any Affiliated Group (or being included (or required to be included) in any Tax Return relating thereto); and (iii) any Liability for the payment of any amounts of the type described in clause (i) above of another Person as a result of any transferee or secondary Liability or any Liability assumed by Contract, Applicable Law, or otherwise.

“Tax Returns” means returns, declarations, reports, elections, notices, claims for refund, information returns or other statements relating to Taxes (including any amendments, related or supporting schedules, attachments, statements or information and Treasury Form TD F 90-22.1 and FinCEN Form 114) filed or required to be filed, or required to be maintained, in connection with the determination, assessment or collection of Taxes or the administration of any Applicable Laws relating to any Taxes.

“Title Deliverables” means an owner’s affidavit in form and substance reasonably acceptable to the Title Company and Sellers to enable the Title Company to delete the standard title insurance exceptions from Buyer’s Title Policy, but excluding the survey exception, which shall be Buyer’s responsibility to have removed, together with a GAP indemnity, and any other affidavit requested by the Title Company to issue the Title Policy or required to effectuate the sale of each Owned Real Property.

“Transferred Assets” means all of the assets, property, Assumed Contracts, claims and rights of every kind and nature, whether tangible or intangible, whether real, personal or mixed, in electronic form or otherwise, and wherever situated, used in or relating solely or principally to the Business conducted at the locations of the Company Entities, including, without limitation, all of the assets and properties listed in Section 2.2 but, for the avoidance of doubt, excluding any Excluded Assets, acquired pursuant to this Agreement which are transferred pursuant to this Agreement by the Company Sellers.

“TX Owned Real Property” means the real property located at 1300 W SH21, Cedar Creek, TX, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto or used in connection therewith.

“UCC” means the Uniform Commercial Code.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.

“Wind Down Amount” means an amount of cash proceeds from the Tranche B Loans (as defined in the Bridge Credit Agreement) used to fund the Company Entities’ costs and expenses estimated to be incurred in connection with the Liquidation Proceedings in accordance with the terms and conditions of the RSA and the Bridge Credit Agreement (subject to the Wind Down Budget, as defined therein), in an amount not to exceed $3,555,000.00.

1.2             Other Definitions.

Each of the following defined terms has the meaning given such term in the Section set forth opposite such defined term:

Term	Section

Acquired Assets	2.2(a)
Acquired Entities	Preamble
Agreement	Preamble
Ancillary Lease Documents	3.10(b)
Assumed Contracts	2.2(a)
Assumed Liabilities	2.2(c)(1)
Buyer	Preamble
Closing	2.5
Closing Date	2.5
Company	Preamble
Company Entities	Preamble
Confidential Information	6.4
Consultant	6.1(g)
control	Definition of Affiliate
Delayed Transfer Service Provider	6.6(b)
Employment Offer	6.6(a)
Engagement Offer	6.6(a)
Equityholders	Preamble
Excluded Assets	2.2(b)
Excluded Liabilities	2.2(c)(2)
Final Closing	2.5
Financial Statements	3.5(a)
Foreign Benefit Plan	3.18(k)
Information Security Reviews	3.12(b)(6)
Initial Closing	2.5
Insiders	3.23
Inspections	6.1(g)
Interim Period	6.1(a)
IT Systems	3.12(b)(7)
Labor Agreement	3.11(a)(4)
Lease Assignment	7.1(b)(21)
Leases	3.10(b)
Offer Contingent Worker	6.6(a)
Offer Employee	6.6(a)
Personal Data	3.12(b)(1)
Privacy Requirements	3.12(b)(1)
Processing	3.12(b)(1)
Property Taxes	6.5(b)
Purchase Price	2.4
Registered IP	3.12(a)
Released Claims	9.17(b)
Released Party	9.17(b)
Releasor	9.17(b)
Seller Contracts	3.11(b)
Seller Licenses	3.14
Sellers	Preamble
Single Closing	2.5
State-Specific Closing	2.5
Straddle Period	6.5(b)
Subcontractors	3.22(a)
Top Suppliers	3.22(b)
Transferred Service Provider	6.6(a)
Transfer Taxes	6.5(a)

1.3            Other Definitional Provisions.

(a)            The recitals, Preamble, schedules, annexes, exhibits, and Disclosure Schedules (as well as any attachments thereto) in this Agreement are incorporated herein by reference and form an integral part hereof.

(b)            The words “hereof”, “herein”, “hereto” and “hereunder” and words of similar import, when used in this Agreement, refers to this Agreement as a whole and not to any particular provision of this Agreement.

(c)            Unless the context shall otherwise require, all references herein to “Sections”, “Articles”, “Clauses”, “Paragraphs” and “Schedules” are deemed references to sections, articles, clauses, paragraphs and schedules in this Agreement. The descriptive headings to “Sections”, “Articles”, “Clauses”, “Paragraphs” and “Schedules” are inserted for convenience only, and shall have no legal effect.

(d)            Except when used with the word “either”, the word “or” has a disjunctive and not alternative meaning (i.e., where two items or qualities are separated by the word “or”, the existence of one item or quality shall not be deemed to be exclusive of the existence of the other and the word “or” shall be deemed to include the word “and”).

(e)            Whenever used in this Agreement the words “include”, “includes” and “including” are deemed to be followed by the phrase “without limitation”.

(f)            With respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding”.

(g)            References to “written” or “in writing” include electronic transmissions delivered via electronic mail.

(h)            Any reference to “days” means calendar days unless Business Days are specified.

(i)            The meaning assigned to each term defined in this Agreement is equally applicable to both the singular and the plural forms of such term. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Where a word or phrase is defined in this Agreement, each of its other grammatical forms shall have a corresponding meaning.

(j)            A reference to any Party or to any party to any contract or document includes such Person’s successors and permitted assigns. A reference to a contract or document shall include all exhibits and schedules thereto and all amendments and modifications thereto in accordance with the terms thereof and hereof.

(k)            A reference to any Applicable Law or to any provision of any Applicable Law includes any amendment thereto, and any modification or re-enactment thereof, any Applicable Law substituted therefor and all rules and regulations issued thereunder or pursuant thereto, and with respect to all of the above, as such Applicable Law or any provision of such Applicable Law, as was in effect on the date hereof.

(l)            The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(m)            The words “made available” or “delivered” or any other similar phrase shall mean made available in the virtual data room, populated and maintained by the Sellers at [REDACTED – confidential URL link], for review by the Buyer and its Representatives prior to the date hereof, as set forth on an electronic storage device downloaded on such date.

(n)            The terms “dollars” and “$” means United States of America dollars.

Article 2

PURCHASE AND SALE OF ASSETS

2.1            Background. The Collateral Agent and the Company Entities hereby confirm the following:

(a)            Amount of Senior Note Obligations. The aggregate outstanding principal amount of the obligations under the Senior Notes owed by the Company to the Senior Noteholders as of November 10, 2025 is at least $239,250,000.00 in outstanding principal, plus at least $32,827,708.00 of accrued and unpaid interest as of such date (plus default interest, if applicable), plus all fees, costs, expenses (including attorneys’, financial advisors’ and other professionals’ fees and expenses), charges, disbursements, indemnification and reimbursement obligations (contingent or otherwise), and all other amounts that may be due or owing under the Senior Notes Documents.

(b)            Defaults. The Company is in default under multiple provisions of the Senior Notes Documents, including, without limitation, the Specified Defaults (as defined in the Limited Waiver Amendment) under Section 3.6 of the Senior Notes Indenture (collectively, the “Existing Events of Default”). As a result of such continuing Existing Events of Default, the Buyer, as the designee of the Senior Noteholders, has rights under Section 9-610 of the UCC to acquire for value in a public sale all of the Company’s right, title and interest in and to the Collateral Assets in accordance with the Sale Proceeding, and the Sellers hereby consent to such Sale Proceeding.

2.2              Purchase and Sale of Assets.

(a)            Acquired Assets. On the terms and subject to the conditions contained in this Agreement, including by operation of the Sale Proceeding, the RSA and Applicable Law, at the applicable Closing (as defined below) for a State (whether a Single Closing or a State-Specific Closing), the Buyer shall purchase, acquire and accept from the Collateral Agent and/or applicable Company Asset Sellers, and the Collateral Agent and/or such Company Asset Sellers (on behalf of and at the direction of the Consenting Senior Noteholders) shall sell, convey, assign, transfer and deliver to the Buyer, free and clear of all Liens other than Permitted Liens, all of the Collateral Assets (in the case of the Collateral Agent) and Transferred Assets (in the case of the Company Asset Sellers), as the case may be, for such State, other than the Excluded Assets of such State, of every kind or nature owned, leased, licensed or otherwise held by the Collateral Agent and/or Company Asset Sellers (including indirect and other forms of beneficial ownership), which shall include for the avoidance of doubt (i) any Contract listed hereto on Annex A for such State (the “Assumed Contracts”), (ii) the Collateral Assets and Transferred Assets listed hereto on Annex A for such State and all amounts received in respect of refunds of Taxes for the Pre-Closing Tax Period and the portion of the Straddle Period ending on the Closing Date for such State (collectively, the “Acquired Assets”), and (iii) the Collateral Agent’s and each Company Asset Seller’s lien and security interest on and in the Collateral Assets and Transferred Assets, as the case may be, for such State, will be discharged by operation of, and to the fullest extent provided in, UCC Section 9-617 and any applicable contracts or agreements.

(b)            Excluded Assets. Notwithstanding the foregoing, all assets of the Company Asset Sellers other than Acquired Assets are expressly excluded from the purchase and sale contemplated hereby (the “Excluded Assets”) and, as such, are not included in the assets to be conveyed as contemplated hereby, including but not limited to:

(1)            Cash proceeds of the Tranche B Loans (as defined in the Bridge Credit Agreement) in an amount not to exceed the Wind Down Amount;

(2)            any Contract that is not an Assumed Contract, including each Contract that is listed on Schedule 2.2(b)(2) or which was entered into outside of the Ordinary Course of Business;

(3)            all personal effects set forth on Schedule 2.2(b)(3);

(4)            all refunds of Taxes to the extent such Taxes being refunded were an Excluded Tax;

(5)            all rights and control of the Sellers’ attorney-client privilege and any other related rights vis a vis its legal counsel;

(6)            all bank accounts; and

(7)            all assets expressly identified as “Excluded Assets” on Annex A.

(c)            Assumption and Exclusion of Liabilities.

(1)            Assumed Liabilities. On the terms and subject to the conditions set forth in this Agreement, the Buyer shall assume and shall agree to pay, defend, discharge and perform as and when due and performable for only the Liabilities identified on Annex A for such State, if any (the “Assumed Liabilities”).

(2)            Excluded Liabilities. Notwithstanding anything to the contrary contained herein and except for the Assumed Liabilities (if any), the Buyer will not assume, and the applicable Seller will pay, defend, discharge and perform, as when due and performable, and otherwise retain and remain solely responsible for, all Liabilities that are not expressly included in the Assumed Liabilities, (such excluded Liabilities, the “Excluded Liabilities”). For the avoidance of doubt and without limiting the foregoing, (i) the Liabilities listed hereto on Annex A, (ii) the Cholodofsky Matter, (iii) the Kwaramba Matter and (iv) Excluded Taxes are expressly Excluded Liabilities and, as such, are not included in the assets to be conveyed as contemplated hereby.

(d)            Assignment of Contracts and Rights. Notwithstanding anything to the contrary contained in this Agreement, this Agreement shall not constitute an agreement to assign any Contract if an attempted assignment thereof, without consent of a third party thereto, would constitute a breach or other contravention thereof or in any way adversely affect the rights of the Buyer or the applicable Seller thereunder. In the event that any Closing proceeds without the assignment of such Contract, then (i) such asset shall be regarded as an Acquired Asset for purposes of determining the Purchase Price and (ii) following the applicable Closing, the applicable Seller will use commercially reasonable efforts to obtain the consent of the other parties to any such Contract for the assignment thereof to the Buyer, but in no event shall any Party or any of their respective Affiliates be required to pay any consideration, incur any Liabilities, commence or become involved with any litigation or offer or grant any accommodation (financial or otherwise) to any other Person in connection with the Parties’ efforts to obtain such consent. Unless and until such consent is obtained, or if an attempted assignment thereof would be ineffective or would adversely affect the rights of the Buyer or the applicable Seller thereunder so that the Buyer would not in fact receive all rights under such Contract, the applicable Seller(s) and the Buyer will cooperate in an arrangement under which the Buyer would obtain the benefits and assume the obligations thereunder in accordance with this Agreement, including subcontracting, sub-licensing, or subleasing to the Buyer (if possible), or under which the applicable Seller would enforce, for the benefit of the Buyer, any and all rights of such Seller against a third party thereto. The applicable Seller will promptly pay to the Buyer when received all monies received by such Seller under any such Contracts, and the Buyer shall pay, defend, discharge and perform all Liabilities under such Contracts.

2.3            Purchase and Sale of Equity Interests. On the terms and subject to the conditions contained in this Agreement, including by operation of the Sale Proceeding, the RSA and Applicable Law, at the applicable Closing for a State (whether a Single Closing or a State-Specific Closing), the Equityholders agree to sell, assign, transfer, convey and deliver to the Buyer, and the Buyer agrees to, or to cause its Subsidiaries to, purchase, acquire and accept from the Equityholders, free and clear of all Liens other than Permitted Liens, all of the Equityholders’ right, title and interest in and to the equity interests of the Acquired Entities listed on Annex A hereto (such equity interests, the “Acquired Equity Interests”).

2.4            Purchase Price. The Buyer has agreed to purchase the Acquired Assets and the Acquired Equity Interests through the Sale Proceeding at the direction of the Consenting Senior Noteholders and by the terms hereof the Sellers shall convey the Acquired Assets and the Acquired Equity Interests to the Buyer in exchange for (i) with respect to the Collateral Assets, the credit bid amount for the Collateral Assets (which may be increased to account for accrued interest after the date hereof but before a Closing), such that: (A) with respect to any Acquired Equity Interests that are included as Collateral Assets, the cancellation of debt described in this clause (i) shall apply to the principal of such debt, excluding any interest that has been capitalized or paid-in-kind and (B) with respect to any other Acquired Assets that are included as Collateral Assets, the cancellation of debt described in this clause (i) shall apply (x) first, to any remaining principal of such debt, excluding any interest that has been capitalized or paid-in-kind, (y) second, to any premium, and (z) last, to any accrued and unpaid interest, including any interest that has been capitalized or paid-in kind, and (ii) with respect to the Transferred Assets, the assumption of the Assumed Liabilities, as set forth on Annex A, (the “Purchase Price”). In connection with the foregoing and as consideration for the holders of Bridge Claims and holders of Senior Notes Claims cancelling and extinguishing such Claims as the consideration for Buyer to acquire the Collateral Assets, on the Closing, Buyer shall issue to holders of Bridge Claims their allocable share of the Bridge Claims Consideration and to holders of Senior Notes Claims their allocable share of the Senior Notes Claims Consideration as at Closing, and any such cancellation and extinguishment of such Claims and the issuance of such consideration allocable by Buyer to any Collateral Asset will occur at the time of the acquisition of such Collateral Asset.

2.5            Closing(s). Subject to the terms and conditions of this Agreement, the closing(s) on the Acquired Assets and Acquired Equity Interests contemplated by this Agreement shall take place, in the Buyer’s reasonable discretion after consulting with the Sellers, either (A) in a single Closing for all States simultaneously no later than three (3) Business Days after all conditions requisite to the applicable Closing set forth in ARTICLE 7 for each State have been satisfied or waived, including the Requisite Regulatory Approvals for each State (a “Single Closing”) or (B) in multiple Closings on a separate State-by-State basis, in each case for a given State, no later than three (3) Business Days after all conditions requisite to the applicable Closing set forth in ARTICLE 7 for such State have been satisfied or waived, including the Requisite Regulatory Approvals for such State (each, a “State-Specific Closing”). The Parties will use commercially reasonable efforts to effectuate a Single Closing. Notwithstanding the foregoing, in the case of a Single Closing or a State-Specific Closing, the purchase of the Acquired Equity Interests shall occur first, and the purchase and assumption of Acquired Assets and Assumed Liabilities shall occur five (5) minutes thereafter. In the event the Buyer elects to effect State-Specific Closings, once all of the conditions in ARTICLE 6 for a State have been satisfied or waived, including the State-specific Requisite Regulatory Approval for the applicable State:

(1)            Nevada: the Parties shall close on (a) all of the Acquired Assets listed under the heading “Nevada” on Annex A, if any, (b) all of the Assumed Liabilities listed under the heading “Nevada” on Annex A, if any, and (c) all of the Acquired Equity Interests listed under the heading “Nevada” on Annex A, if any (such Closing, the “Nevada Closing”);

(2)            Florida: the Parties shall close on (a) all of the Acquired Assets listed under the heading “Florida” on Annex A, if any, (b) all of the Assumed Liabilities listed under the heading “Florida” on Annex A, if any, and (c) all of the Acquired Equity Interests listed under the heading “Florida” on Annex A, if any (such Closing, the “Florida Closing”);

(3)            Virginia: the Parties shall close on (a) all of the Acquired Assets listed under the heading “Virginia” on Annex A, if any, (b) all of the Assumed Liabilities listed under the heading “Virginia” on Annex A, if any, and (c) all of the Acquired Equity Interests listed under the heading “Virginia” on Annex A, if any (such Closing, the “Virginia Closing”);

(4)            New Jersey: the Parties shall close on (a) all of the Acquired Assets listed under the heading “New Jersey” on Annex A, if any, (b) all of the Assumed Liabilities listed under the heading “New Jersey” on Annex A, if any, and (c) all of the Acquired Equity Interests listed under the heading “New Jersey” on Annex A, if any (such Closing, the “New Jersey Closing”);

(5)            Ohio: the Parties shall close on (a) all of the Acquired Assets listed under the heading “Ohio” on Annex A, if any, (b) all of the Assumed Liabilities listed under the heading “Ohio” on Annex A, if any, and (c) all of the Acquired Equity Interests listed under the heading “Ohio” on Annex A, if any (such Closing, the “Ohio Closing”);

(6)            Massachusetts: the Parties shall close on (a) all of the Acquired Assets listed under the heading “Massachusetts” on Annex A, if any, (b) all of the Assumed Liabilities listed under the heading “Massachusetts” on Annex A, if any, and (c) all of the Acquired Equity Interests listed under the heading “Massachusetts” on Annex A, if any (such Closing, the “Massachusetts Closing”);

(7)            Texas: the Parties shall close on (a) all of the Acquired Assets listed under the heading “Texas” on Annex A, if any, (b) all of the Assumed Liabilities listed under the heading “Texas” on Annex A, if any, and (c) all of the Acquired Equity Interests listed under the heading “Texas” on Annex A, if any (such Closing, the “Texas Closing”); and

(8)            Pennsylvania: the Parties shall close on (a) all of the Acquired Assets listed under the heading “Pennsylvania” on Annex A, if any, (b) all of the Assumed Liabilities listed under the heading “Pennsylvania” on Annex A, if any, and (c) all of the Acquired Equity Interests listed under the heading “Pennsylvania” on Annex A, if any (such Closing, the “Pennsylvania Closing”).

A Single Closing for all the States and each State-Specific Closing shall take place via electronic exchange of signatures at 10:00 a.m., Eastern Time, or at such other place or at such other time or on such other date as may be mutually agreeable to the Buyer and the Sellers. The date of each such Closing is herein referred to as a “Closing Date.” All transactions shall be deemed to occur at 12:01 a.m., Eastern Time on the applicable Closing Date, and the Closings shall be effective as of 12:01 a.m., Eastern Time on the applicable Closing Date. To the extent there are State-Specific Closings, the first Closing to occur under this Agreement shall herein be referred to as the “Initial Closing” and the final Closing to occur under this Agreement shall herein be referred to as the “Final Closing.” To the extent there is a Single Closing, such Single Closing shall be deemed to be the Initial Closing and Final Closing hereunder. Notwithstanding the foregoing, upon the reasonable request of the Buyer, the Closing for any particular State shall be structured as an asset sale, equity sale, merger or consolidation on terms reasonable satisfactory to the Buyer.

2.6            Withholding. The Buyer and its Affiliates, representatives and agents shall be entitled to deduct and withhold from any payments made pursuant to this Agreement any amounts required to be deducted or withheld from such payment(s) under any federal, state, local or foreign Applicable Law. In the event any such amounts are so deducted or withheld, the amount deducted or withheld shall be treated as having been paid to the Person in respect of which such amounts would otherwise have been paid for purposes of this Agreement.

Article 3

REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY ENTITIES

Notwithstanding anything to the contrary provided in this Agreement, all representations, warranties covenants and disclosures of Buyer in this Article 3 are being made with exception to and not with respect to Federal Cannabis Laws. For purposes of this Article 3, each Company Entity is making these representations and warranties on behalf of itself and each of its Subsidiaries. As a material inducement to the Buyer’s entering into this Agreement, the Company Entities, jointly and severally, hereby represent and warrant to the Buyer that:

3.1            Organization and Power. Each Company Entity is a legal entity duly organized, validly existing, and in good standing (where such concept is applicable) under the laws of the jurisdiction of its organization. Each Company Entity is duly licensed or qualified to conduct business and is in good standing (where such concept is applicable) under the laws of each jurisdiction in which the character of the assets owned or leased, or the nature of the business conducted, by each of them requires such licensing or qualification, except where the failure to be so licensed or qualified or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All jurisdictions in which a Company Entity is qualified to do business are set forth on Schedule 3.1. Each Company Entity has full power and authority to own and operate its properties and to carry on its business as now conducted and currently proposed to be conducted. The Company Entities have delivered or made available to the Buyer correct and complete copies of the certificate of formation and operating agreement (or comparable organizational documents) of each Company Entity (as amended to date). Each Company Entity is not and has not been in default under or in violation of any provision of its certificate of such organizational documents.

3.2            Authorization of Transactions; Valid and Binding Agreement. Each Company Entity has full power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereunder and thereunder and to perform its obligations hereunder and thereunder. The execution of this Agreement and all Ancillary Agreements to which any Company Entity is a party, and the consummation of the transactions contemplated hereby and thereby, have been authorized by all necessary actions of each Company Entity and the Equityholders of the applicable Seller. This Agreement and the Ancillary Agreements to which any Company Entity is a party have been duly executed and delivered by such Company Entity, and, assuming the valid execution and delivery by the Buyer, this Agreement and the Ancillary Agreements to which any such Company Entity is a party constitute, valid and binding obligations of such Company Entity, enforceable against such Company Entity in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

3.3            Non-Contravention. Except as set forth on Schedule 3.3 and other than the Permitted Liens and Senior Debt, the execution, delivery and performance by the Company Entities of this Agreement and all agreements, documents and instruments executed and delivered by the Company Entities pursuant hereto (including the Ancillary Agreements to which it is a party) and the performance of the transactions contemplated by this Agreement and such other agreements, documents and instruments do not and will not: (i) violate or result in a violation of, conflict with or constitute or result in a default (whether after the giving of notice, lapse of time or both) under, accelerate any obligation under, or give rise to a right of termination of, any Seller Contract, Permit or authorization to which any of the Company Entities are a party or by which it or any of the applicable Company Entity’s assets are bound, (ii) violate or result in a violation of, conflict with or constitute or result in a default (whether after the giving of notice, lapse of time or both) under, or accelerate any obligation under, any provision of the applicable Company Entity’s organizational documents; (iii) violate or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any Applicable Law, or any order of, or any restriction imposed by, any court or Governmental Authority applicable to any of the Company Entities; or (iv) require from any Company Entity any notice to, declaration or filing with, or consent or approval of, any Governmental Authority or other third party regarding any Seller Contract.

3.4            Ownership and Capitalization.

(a)            Except as identified in Schedule 3.4(a), as of the date hereof, the Equityholders are the sole owners of outstanding equity interests in the Acquired Entities listed opposite such Equityholder’s name on and in the amounts set forth in Schedule II. The issued and outstanding membership interests held by the Equityholders in the Acquired Entities as of the date hereof have been duly and validly issued, are fully paid and, to the extent applicable, are non-assessable. There are no outstanding options, warrants or other similar rights to acquire from the Acquired Entities, or other obligations of the Acquired Entities to issue, any of its equity ownership interests or securities convertible into or exchangeable for equity ownership interests of the Acquired Entities.

(b)            Except as identified in Schedule 3.4(b), there are no (i) voting trusts, proxies, or other agreements or understandings with respect to the voting units or voting power of the Acquired Entities to which the Equityholders or the Acquired Entities are a party, by which any Acquired Entity is bound, or which, to the knowledge of any Acquired Entity, exist, or (ii) agreements or understandings to which any Acquired Entity is a party, by which any Equityholders or any of the Acquired Entities are bound, or of which, to the Knowledge of any Acquired Entity, exist, relating to the registration, issuance, sale or transfer (including agreements relating to rights of first refusal, preemptive rights, “co-sale” rights or “drag-along” rights) of any equity, partnership interest or other equity or equity-linked ownership interest or voting securities of any Acquired Entity, and no membership interest, partnership interest or other equity or equity-linked ownership interest or voting security of any Acquired Entity was issued in violation of any such rights.

3.5            Financial Statements; Indebtedness.

(a)            The Company Entities have made available to the Buyer: (i) unaudited balance sheets and statements of operations and cash flows as of and for the Company Entities for the fiscal years ended December 31, 2024 and December 31, 2023; and (ii) an unaudited balance sheet and statement of operations and cash flows for the Company Entities as of and for the eight (8) month period ended August 31, 2025 (the “Reference Balance Sheet”). Each of the foregoing financial statements (the “Financial Statements”) is consistent with the books and records of the Company Entities (which, in turn, are accurate and complete in all material respects), presents fairly, in all material respects, the financial condition and results of operations of each Company Entity as of and for the periods referred to therein. The Company Entities maintain and have maintained a system of internal controls that is sufficient to provide reasonable assurance that, in all material respects: (i) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (ii) receipts and expenditures are executed only in accordance with the authorization of management and (iii) the unauthorized acquisition, use or disposition of the applicable Company Entity’s assets that would materially affect the financial statements of the Company Entities are prevented and timely detected.

(b)            Except for Indebtedness listed on Schedule 3.5, the Company Entities have no Indebtedness outstanding.

3.6            Absence of Undisclosed Liabilities. The Company Entities do not have any Liabilities except for (i) Liabilities set forth on the face of the Reference Balance Sheet (rather than in any notes thereto), (ii) Liabilities that have arisen in the Ordinary Course of Business since the date of the Reference Balance Sheet and (iii) Liabilities set forth on Schedule 3.6.

3.7            Accounts Receivable; Accounts Payable.

(a)            All of the accounts receivable of each Company Entity arose out of bona fide, arms’ length transactions for the sale of goods or performance of services, are valid and enforceable claims, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar Applicable Laws affecting the enforcement of creditors’ rights generally, and by general principles of equity, and are not subject to set-off or counterclaim. For the past two (2) years, each Company Entity has collected its accounts receivable in the Ordinary Course of Business and in a manner which is consistent with past practices and has not accelerated any such collections. All accounts receivable are good and collectible within the Ordinary Course of Business. Each Company Entity’s accounts receivable balance does not include any customer deposits that are older than five (5) years. No accounts receivables are subject to any setoff or counterclaim, discounts or warranty claims.

3.8            Absence of Changes. Except as set forth on Schedule 3.8 and other than in accordance with the transactions contemplated by the RSA, the wind down of the Business, the Bridge Facility, or as expressly contemplated by this Agreement, since June 30, 2025, each Company Entity has conducted its business only in the Ordinary Course of Business, and there has not been any Material Adverse Effect. Since June 30, 2025, such Company Entity has not:

(a)            suffered any theft, damage, destruction or casualty loss in excess of $25,000 in the aggregate to its assets, whether or not covered by insurance;

(b)            borrowed an amount or incurred or become subject to any Indebtedness (including contingently as a guarantor or otherwise) other than the Bridge Facility or in the Ordinary Course of Business;

(c)            incurred any Liabilities in excess of $250,000, except current liabilities incurred in the Ordinary Course of Business and not constituting Indebtedness and the Bridge Facility;

(d)            issued, sold, redeemed or repurchased, directly or indirectly, any of its equity interests or any securities convertible into, or options with respect to, warrants to purchase, or rights to subscribe for, any equity interests of such Company Entity;

(e)            entered into any material Contract or amended or terminated such Company Entity’s rights thereunder, or entered into any other material transaction, other than in the Ordinary Course of Business;

(f)            other than in connection with the transactions contemplated hereunder, in the Ordinary Course of Business, as required by Applicable Law, or pursuant to a Contract in effect as of the date hereof, (i) granted any bonus or any wage, salary or compensation increase to, or made any other material change in employment terms (or terms of engagement or service relationship) of or for, any Business Employee or Business Contingent Worker, (ii) increased or accelerated the funding, payment, or vesting of any compensation or benefits provided under any Employee Benefit Plan or any other benefit or compensation plan, policy, program, contract, agreement or arrangement with respect to any Business Employee or Business Contingent Worker, or (iii) established, adopted, amended or terminated any Employee Benefit Plan or any other benefit or compensation plan, policy, program, contract, agreement or arrangement that would be an Employee Benefit Plan if in effect as of the date thereof with respect to any Business Employee or Business Contingent Worker;

(g)            made any material change in its business practices, including, without limitation, any change in accounting methods or practices or collection, credit, pricing, rebate, discount or payment policies of such Company Entity;

(h)            made any loans or advances to, or guarantees for the benefit of, any Persons;

(i)            changed or authorized any change in its certificate of formation, operating agreement or other governing or organizational documents;

(j)            instituted or settled any claim or lawsuit;

(k)            acquired any other business or Person (or any significant portion or division thereof), whether by merger, consolidation or reorganization or by purchase of its assets or stock or acquired any other material assets;

(l)            made or changed any Tax election, changed any Tax accounting period, adopted or changed any method of Tax accounting, filed any amended Tax Return, entered into any closing agreement with respect to Taxes, settled any Tax claim or assessment, surrendered any right to claim a Tax refund, or consented to any extension or waiver of the limitations period applicable to any Tax claim or assessment;

(m)            terminated or failed to maintain any insurance policy covering the applicable Company Entity’s tangible assets, Owned Real Property, or Leased Real Property, as applicable;

(n)            experienced any material change in its relationships with its material subcontractors, material suppliers, consumer financing providers, or Governmental Authorities that is adverse to such Company Entity;

(o)            become legally committed to any new capital expenditures required to be made following the Initial Closing in excess of $100,000 in the aggregate;

(p)            entered into any transaction that was not in the Ordinary Course of Business;

(q)            abandoned, dedicated to the public, allowed to lapse, cancelled, or allowed any other waiver or termination of any rights with or in any Owned IP, disclosed any confidential information of such Company Entity to any Person (excluding Persons under any agreement or obligation of confidentiality), or licensed to any Person any Owned IP (other than non-exclusive licenses granted in the Ordinary Course of Business);

(r)            failed to maintain or timely renew, or allowed to lapse, any license or Permit, or otherwise agreed to any penalties or changes affecting such licenses or Permits;

(s)            hired, promoted, or engaged or otherwise entered into any Contract for the employment of any Business Employee other than in the Ordinary Course of Business or in connection with the transactions contemplated hereunder;

(t)            hired, promoted, or engaged or otherwise entered into any Contract for the engagement of any Business Contingent Worker other than in the Ordinary Course of Business or in connection with the transactions contemplated hereunder;

(u)            terminated any employee of an Acquired Entity or Contingent Worker whose annual base compensation exceeded $200,000, or had any such individual resign, other than in the Ordinary Course of Business or in connection with the transactions contemplated hereunder; or

(v)            committed or agreed, in writing or otherwise, to any of the foregoing, except as expressly contemplated by this Agreement and the Ancillary Agreements.

3.9            Title to Personal Property; Sufficiency of Assets.

(a)            Except as set forth on Schedule 3.9(a) and excluding any Permits, the Company Entities have good and marketable title to, or a valid leasehold interest in, free and clear of all Liens (other than Permitted Liens), all of the personal property and assets included in the Acquired Assets. All of the tangible personal property and assets included in the Acquired Assets (i) have been properly maintained in the Ordinary Course of Business and pursuant to good industry practice, (ii) are in good condition and working order and repair (ordinary wear and tear excepted) and (iii) are suitable and sufficient for the purposes for which they are used.

(b)            Except as set forth on Schedule 3.9(b) and excluding any Permits, the Acquired Assets are sufficient for the Buyer and its Affiliates to operate the Business in each State after the relevant Closing for such State in substantially the same manner as operated by the Company Entities prior to the relevant Closing for such State.

3.10            Real Property.

(a)            Schedule 3.10(a) identifies the street address and owner of record of the each Owned Real Property. With respect to each Owned Real Property, to the Knowledge of the Company Entities: (i) the applicable Company Entity or Subsidiary has good and marketable indefeasible fee simple title to the Owned Real Property, free and clear of all Liens, except Permitted Liens; (ii) except as set forth on Schedule 3.10(a)(i), the applicable Company Entity has not leased or otherwise granted to any Person the right to use or occupy the Owned Real Property or any portion thereof; (iii) other than the right of Buyer pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase the Owned Real Property or any portion thereof or interest therein; (iv) [intentionally omitted]; (v) except for any matters set forth in any Property Condition report obtained by Buyer, all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Owned Real Property are in good condition and repair and sufficient for the operation of the Business; and (vi) no Company Entity has received any written notice of any condemnation, expropriation or other proceeding in eminent domain pending or, to the applicable Company Entity’s Knowledge, threatened, affecting the Owned Real Property or any portion thereof or interest therein.

(b)            Schedule 3.10(b) identifies (i) the street address and Company Entity that is a tenant of each parcel of Leased Real Property, and (ii) the identification of the lease, license, sublease or other occupancy agreements and all amendments, modifications, supplements, and assignments thereto, in the possession of the Company Entities or to which the Company Entities have Knowledge (collectively, the “Leases”), and to the extent applicable, the identification of all subleases, overleases, occupancy agreements and other ancillary agreements or material documents pertaining to each Company Entity’s tenancy at each such parcel of Leased Real Property (collectively the “Ancillary Lease Documents”).

(c)            To the Knowledge of the Company Entities, the Leases and the Ancillary Lease Documents constitute all of the agreements under which the Company Entities hold leasehold or subleasehold interests in the Leased Real Property. To the extent in the possession of the Company Entities, the Company Entities have made available to the Buyer full, complete and accurate copies of each of the Leases and all Ancillary Lease Documents described in Schedule 3.10(b), as well as any and all exhibits, addenda, riders, estoppel certificates and other documents constituting a part of or relating to the Leases.

(d)            With respect to each of the Leases identified on Schedule 3.10(b), except as set forth on Schedule 3.10(d):

(1)            the Leases and all Ancillary Lease Documents are legal, valid, binding, enforceable and in full force and effect, subject to applicable bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or assignment for the benefit of creditors, or similar state or federal laws and judicially developed doctrines relevant to any such laws, affecting the rights and remedies of creditors generally, and general principles of equity and in full force and effect and have not been modified or amended except as disclosed on Schedule 3.10(b);

(2)            the Leases and all Ancillary Lease Documents are free and clear of all Liens, excluding any Permitted Liens;

(3)            neither the Company Entities, nor, to the Knowledge of the Company Entities, any other party to any Leases or Ancillary Lease Documents are in material breach or default, and, no event has occurred which, with notice or lapse of time, would constitute such a material breach or default or permit termination, modification or acceleration under the Leases or any Ancillary Lease Documents;

(4)            the rental set forth in each Lease of the Leased Real Property is the actual rental being paid, and there are no separate agreements or understandings with respect to the same; and

(5)            except as set forth in any amendment, modification, or supplement identified in Schedule 3.10(b), the Company Entities have not exercised or given any notice of exercise, nor has any Company Entity received from any lessor or landlord exercised or received any notice of exercise, of any option, right of first offer or right of first refusal contained in any such Lease or Ancillary Lease Document, including any such option or right pertaining to purchase, expansion, renewal, extension or relocation.

(e)            Other than this Agreement, no Company Entity has entered into any other outstanding contract for the assignment or other transfer of the Leased Real Property.

(f)            [intentionally omitted].

(g)            Except as set forth on Schedule 3.10(g), to the Knowledge of the Company Entities, no security deposit or portion thereof deposited with respect to any of the Leases has been applied in respect of a breach or default under such Lease which has not been redeposited in full.

(h)            Except as set forth on Schedule 3.10(h), which sets forth the amount and duration of any delinquent rent or other charges due under the Leases, all rent and other charges currently due and payable under the Leases have been paid.

(i)            To each applicable Company Entity’s Knowledge: (i) there are no material defects in the physical or structural condition of the premises leased under the Leases that would have a Material Adverse Effect on the Business; (ii) except as set forth in each applicable Lease, there are no material items of maintenance or repair with respect to which such Company Entity is responsible under any Lease; and (iii) such Company Entity has not received written notice of any pending or, threatened, or existing appropriation, condemnation, eminent domain or like proceedings relating to the Leased Real Property.

(j)            To the Knowledge of the Company Entities, during the preceding three (3) years (or from the date of commencement of a Lease if such Lease is commenced less than three (3) years ago from the date hereof), none of the Leased Real Property has suffered any material damage by fire or other casualty which has not heretofore been repaired and restored in all material respects, except for damage that would not individually or in the aggregate, materially impair the conduct of the Business of the applicable Company Entity.

3.11            Contracts and Commitments.

(a)            Except as set forth in this Agreement or in accordance with the transactions contemplated by the RSA, the wind down of the Business and excluding any Leases, or as set forth on Schedule 3.11(a), no Company Entity is a party to or bound by any:

(1)            Contract for the purchase or sale of goods or services, whether by or from any Company Entity, for consideration in excess of $250,000;

(2)            Except as disclosed pursuant to clause (1) above, Contract involving a potential commitment or payment by a Company Entity in excess of $250,000 or more within the twelve (12) month period following the date hereof and that is not cancelable without Liability on thirty (30) or fewer days’ notice to the other party thereto, other than any such Contract with respect to any employee or Contingent Worker;

(3)            Contract for the employment or engagement of any Business Employee or Business Contingent Worker that provides (i) for an annual base compensation opportunities that exceed $200,000 and that cannot be terminated upon 60 days’ or less notice without payment, liability, or obligation, (ii) for any change-of-control, retention or other payments or benefits that will be triggered solely by the consummation of the transactions contemplated herein, or (iii)  any right to be issued, or to purchase, equity (or any award or compensation denominated in equity) of any Company Entity;

(4)            collective bargaining agreement or other labor-related Contract with an Employee Representative Body with respect to any Business Employee (each, a “Labor Agreement”);

(5)            Contract relating to Indebtedness (including guaranty arrangements) or to mortgaging, pledging or otherwise placing a Lien on any of its assets, or any guaranty of an obligation of a third party, other than any such Contract with respect to any employee or Contingent Worker;

(6)            Contract under which a Company Entity is lessee of, or holds or operates, any property, real or personal, owned by any other party calling for payments in excess of $100,000 annually or under which it is lessor of or permits any third party to hold or operate any property, real or personal, owned or controlled by a Company Entity;

(7)            Contract relating to the ownership of or investment in any business or enterprise (including investments in joint ventures and minority equity investments);

(8)            Contract limiting the freedom of a Company Entity, or that would limit the freedom of any of the Buyer or any of its Affiliates after the applicable Closing Date, to freely engage in any line of business or with any Person anywhere in the world or during any period of time, including, without limitation, any Contract containing an exclusivity obligation, most-favored-nation provision or “best price” obligation enforceable against a Seller or any of its Affiliates;

(9)            Contract for the license of any Intellectual Property, whether licensed out by any Company Entity to any other Person or licensed in to any of a Company Entity by any other Person (excluding any (A) “off-the-shelf” or other software that is readily available pursuant to a standard “shrink-wrap” or other similar license agreement and has a purchase price or annual license fee of less than $25,000; (B) non-exclusive licenses granted in the Ordinary Course of Business to or from any customer; and (C) open source licenses);

(10)            Contract which contains a non-competition, non-solicitation or other restrictive covenant applicable to any counterparty to such agreement, other than any such Contract with respect to any employee or Contingent Worker;

(11)            Contract under which a Company Entity has advanced or loaned any other Person any amount that remains outstanding in excess of $100,000;

(12)            Contract pursuant to which any Company Entity has agreed to settle any litigation, administrative charge, investigation by a Governmental Authority or other material dispute under which any Company Asset Sellers or Acquired Entity or its Subsidiary has any Liability as of the date hereof;

(13)            Contract with any Subcontractor of a Company Entity;

(14)            Contract with any supplier of a Company Entity;

(15)            Contract with any Governmental Authority;

(16)            Contract which contains any provisions requiring a Company Entity to indemnify any other party, other than commercial contracts entered into in the Ordinary Course of Business;

(17)            Contract with retailers or otherwise which provides a Company Entity with the ability to market and generate leads at that particular venue;

(18)            Contract that relates to the sale of a Company Entity’s material assets, other than in the Ordinary Course of Business;

(19)            power of attorney; or

(20)            acquisition agreement, whether by merger, stock or asset sale or otherwise.

(b)            The Contracts required to be disclosed on Schedule 3.11(a) are referred to herein as the “Seller Contracts”. The Company Entities have delivered or made available to the Buyer true and correct copies of each Seller Contract, together with all amendments, waivers and other changes thereto. Except as disclosed on Schedule 3.11(b), (i) no Seller Contract has been canceled or, to the applicable Company Entity’s Knowledge, materially breached by the other party, and the applicable Company Entity has no Knowledge of any planned material breach by any other party to any Seller Contract, (ii) no Company Entity is in material default under or in material breach of any Seller Contract, and no event or condition has occurred or arisen which with the passage of time or the giving of notice or both would result in a material default or breach thereunder, and (iii) each Seller Contract is legal, valid, binding, enforceable and in full force and effect, subject to applicable bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or assignment for the benefit of creditors, or similar state or federal laws and judicially developed doctrines relevant to any such laws, affecting the rights and remedies of creditors generally, and general principles of equity.

3.12            Intellectual Property.

(a)            Schedule 3.12(a) contains a list of all registered and pending applications of Owned IP (“Registered IP”), in each case listing the (i) name of the applicant/registrant or current owner, (ii) jurisdiction where the application or registration has been filed, (iii) application or registration number, and (iv) current status. The Registered IP is registered or applied for, as applicable, in the name of the applicable Company Entity. To the applicable Company Entity’s Knowledge, the Registered IP and all Intellectual Property exclusively licensed to such Seller is valid and enforceable and in full force and effect. No Registered IP is subject to any challenge or proceeding in which the ownership, scope, validity or enforceability is being contested or challenged (including any cancellation, opposition, interference, inter partes review, or reexamination proceedings). No loss or expiration of any of Registered IP is pending in the thirty (30) days prior to the Effective Date, or, to the applicable Company Entity’s Knowledge, threatened. The Owned IP and all other Intellectual Property that is material to the operation of the business as now conducted is either (a) exclusively owned by such Company Entity, free and clear of all encumbrances (other than Permitted Liens), or (b) validly licenses to such Company entity pursuant to a written license agreement, from a third Person.

(b)            Except as set forth on Schedule 3.12(b):

(1)            (A) No Company Entity has received in the five (5) years prior to the date hereof any written notices of, nor are there any claims pending or, to any Company Entity’s Knowledge, threatened, alleging the infringement, misappropriation, or other violation of rights in Intellectual Property of any other Person with respect to any activity of such Company Entity, including the operation of the Business and the use by such Company Entity of any Intellectual Property; and (B) to any Company Entity’s Knowledge, no third party is currently infringing, misappropriating or otherwise violating any Owned IP, and in the five (5) years prior to the date hereof, no such claims have been brought or threatened in writing against any Person by or on behalf of such Company Entity.

(2)            To the Knowledge of the Company Entities, the activities of the Company Entities and the conduct of the Business of the Company Entities do not infringe, constitute an unauthorized use of, misappropriate, dilute, or otherwise violate any Intellectual Property of any Person.

(3)            The Company Entities have taken reasonable measures to protect, maintain and enforce the Company Entities’ rights in and the confidentiality and value of all trade secrets that the Company Entities own or use in the operation of its business, and, to the Company Entities’ Knowledge, there have been no unauthorized uses or disclosures of any such trade secrets or confidential information which disclosure would cause a Material Adverse Effect.

(4)            The Company Entities are and at all times have been in compliance with all (A) Applicable Laws and with all of its internal and posted policies and procedures that relate to or govern the collection, storage, transfer (including, without limitation, any transfer across national borders) and/or use (“Processing”) of any personally identifiable information from any individuals, including, without limitation, any customers, prospective customers, employees and/or other third parties (collectively “Personal Data”); (B) the Payment Card Industry Data Security Standards; and (C) all contractual obligations regarding the Processing of Personal Data (“Privacy Requirements”). With respect to such Personal Data, the Company Entities have taken commercially reasonable steps to seek to protect such Personal Data against loss and against unauthorized access or use in a manner that would violate the privacy rights of any Person under Applicable Law. There has been no security breach of or ransomware attack on any of the Company Entities’ security systems used for the collection, storage or retrieval of Personal Data nor has there been any other incident that resulted in any unauthorized access to, use and/or disclosure of any Personal Data held by the foregoing. The Company Entities have not received any written (or, to any Company Entity’s Knowledge, oral) complaints, or notices of inquiry or investigation, from any person, patient, client, regulatory authority or customer regarding any Company Entity’s compliance with the Privacy Requirements and/or its or any of its agents’, employees’ or contractors’ uses or disclosures of, or security practices regarding Personal Data. The Company Entities have: (A) regularly conducted and regularly conduct vulnerability testing, risk assessments, and external audits of, and tracks security incidents related to each Company Entity’s systems and products (collectively, “Information Security Reviews”); (B) timely corrected any material exceptions or vulnerabilities identified in such Information Security Reviews; (C) made available true and accurate copies of all Information Security Reviews; and (D) timely installed software security patches and other fixes to identified technical information security vulnerabilities. Each Company Entity provides its employees with regular training on privacy and data security matters. Each Company Entity has required and does require all third parties to which it provides Personal Data and/or access thereto to maintain the privacy and security of such Personal Data, including by contractually obligating such third parties to protect such Personal Data in accordance with the Privacy Requirements, and the Company Entities have not been notified by any such third party of any security breach impacting Personal Data processed on behalf of the Company Entities. None of the Company Entities are subject to the General Data Protection Regulation 2016/679 of the European Parliament and of the Council of 27 April 2016 or any other privacy or data protection laws of any jurisdictions outside of the United States. The Company Entities have not distributed and do not distribute marketing communications to any Person, except in accordance with Privacy Requirements. Schedule 3.12(b)(1) identifies the categories of Personal Data collected by each applicable Company Entity and sets forth the physical and electronic locations where such Personal Data is stored.

(5)            The computer systems, servers, network equipment and other computer hardware owned, leased or licensed by each Company Entity and otherwise used in the business of any of the Company Entities (the “IT Systems”) are adequate and sufficient (including with respect to working condition and capacity) for the operations of the Company Entities, as currently conducted. The Company Entities have continuously operated in a reasonable manner to preserve and maintain the performance, security and integrity of the IT Systems (and all software, information or data stored on any IT Systems) and has maintained reasonable documentation regarding its methods of operation and its support and maintenance. To each Company Entity’s Knowledge, during the five (5) year period prior to the date of this Agreement there has been no unauthorized access to, use of or material disruption to the operation of any IT Systems. During the five (5) year period prior to the date of this Agreement, the Company Entities’ IT Systems have not malfunctioned or experienced defects that caused a material disruption to the operation of the businesses of any of the Company Entities, which such defects have not been resolved in all material respects. To each Company Entity’s Knowledge, the IT Systems and all software included in the Owned IP is free of viruses, malware, time bombs, Trojan horses and other similar corruptants.

3.13            Litigation; Proceedings. Except as set forth on Schedule 3.13, there are no material Proceedings pending or, to each Company Entity’s Knowledge, threatened against any such Company Entity or any of such Company Entity’s directors, managers, officers or employees, in or by virtue of their capacity as such (excluding any relating to workers’ compensation or unemployment benefits) for which damages could reasonably be expected to exceed $100,000. To the Knowledge of each Company Entity, no material event has occurred, and no claim, dispute or other condition or circumstance exists, that will or could reasonably be expected to rise to or serve as a basis for the commencement of any material Proceeding. With respect to each of the matters set forth on Schedule 3.13, such schedule indicates whether a claim was, has been or will be filed for coverage under any applicable insurance policy. None of the Company Entities has any pending material Proceeding or, to each Company Entity’s Knowledge, any governmental investigation, audit or inquiry before or by any Governmental Authority relating to the Business, the Acquired Assets or the Assumed Liabilities. No Company Entity is subject to any outstanding order, judgment or decree issued by any Governmental Authority relating to the Business, the Acquired Assets, the Assumed Liabilities or the Acquired Equity Interests.

3.14            Governmental Licenses and Permits. Schedule 3.14 contains a list of all material Permits, registrations, and licenses issued by Governmental Authorities that are owned or possessed by each Company Entity or any Person in connection with the Business, and no other material Permits, registrations, or licenses issued by Governmental Authorities are required to be owned or possessed by any of the Company Entities or any Person for the conduct of the Business as now conducted and currently proposed to be conducted in all material respects. The licenses, registrations, and Permits set forth on Schedule 3.14 are collectively referred to herein as the “Seller Licenses”. Except as set forth on Schedule 3.14, all of the Seller Licenses are valid and in full force and effect. Each Company Entity is, and at all times during the four (4) year period prior to the Initial Closing has been, in compliance with all obligations under each such Seller License and any other license or permit any of the Company Entities or any Person possessed at any time during the four (4) year period prior to the applicable Closing. No event has occurred that, with or without notice or lapse of time or both, would constitute a breach or default under any Seller License or would reasonably be expected to result in the revocation, suspension, lapse or limitation of any such Seller License, with or without notice or lapse of time or both. With respect to each Seller License and any other material license, registration, or permit any of the Company Entities or any Person possessed or was required to have possessed to operate the Business as of the applicable Closing and at any time during the four (4) year period prior to the applicable Closing, neither any Company Entity, nor to the Knowledge of any Company Entity, any other Person to whom any Seller License has been issued or was required to have possessed a license, registration or Permit, has received any written notice of the pending, threatened, or actual revocation, dispute, suspension, lapse, modification, restriction or other limitation of any such Seller License or other license, registration or Permit, or notice of any alleged or actual breach of or non-compliance with any obligation under such Seller License, other license, registration or Permit, or any Applicable Law requiring such Company Entity or such Person to obtain a license, registration or Permit. There are no provisions in, or agreements relating to, any Seller License that preclude or limit a Company Entity from operating and carrying on its business as currently conducted. There has been no decision by a Company Entity or, to the Knowledge of any Company Entity, any other Person to whom any Seller License, or other Permit or license used in connection with the Business has been issued, not to renew any such Seller License.

3.15            Compliance with Laws. Except as disclosed on Schedule 3.15, to each Company Entity’s Knowledge, each Company Entity is, and for the past two (2) years each Company Entity has been, in compliance in all material respects with all Applicable Laws that are applicable to such Company Entity, its business, business practices (including the applicable Company Entity’s cultivation, marketing, sales and distribution of its cannabis products and services), operations, services, properties or assets (including the Acquired Assets) and to which any Company Entity may be subject, (excluding Federal Cannabis Laws). All regulatory disclosures, consumer agreements, advertising, promotional and sales materials and any and all other marketing practices used by any of the Company Entities, have complied and are currently in compliance with all Applicable Laws in all material respects. Each Company Entity is currently, and for the past two (2) years each Company Entity has been, in material compliance with all (i) state and local licensing and regulating bodies pertaining to cannabis (including marijuana, hemp and derivatives thereof, including cannabidiol), including emergency rules and industry bulletins, in each case as they are released and (ii) Applicable Laws governing or pertaining to cannabis (including marijuana, hemp and derivatives thereof, including cannabidiol), in each case as applicable to the Business (except for Federal Cannabis Laws). During the two (2) year period prior to the date hereof, no Company Entity has received any written notice alleging a material violation of any such Applicable Laws.

3.16            Taxes. Except as set forth on Schedule 3.16, with respect to the Business, the Acquired Assets, the Assumed Liabilities and the Acquired Entities:

(a)            Each Company Entity has timely filed all income or other material Tax Returns that were required to be filed, and all such income or other material Tax Returns are true, correct and complete in all material respects.

(b)            All Taxes due and payable by the Company Entities, whether or not shown or required to be shown on any Tax Return, have been timely paid.

(c)            There are no Liens for Taxes upon any of the Acquired Assets.

(d)            The Company Entities have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, Contingent Worker, creditor, Equityholder or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed, and the Company Entities have complied with all other material reporting requirements (including maintenance of the required records with respect thereto) with respect to such payments.

(e)            No deficiency for any amount of Tax has been asserted, in writing or, to the Knowledge of any Company Entity, orally, or assessed by a Governmental Authority against any Company Entity.

(f)            There is no action, suit, proceeding or audit or any notice of inquiry of any of the foregoing pending against or with respect to any Company Entity regarding Taxes and no action, suit, proceeding or audit has been threatened in writing against or with respect to any Seller regarding Taxes.

(g)            No claim has ever been made by a Governmental Authority in a jurisdiction where a Company Entity does not file Tax Returns that such Company Entity is or may be subject to taxation by that jurisdiction or may be required to file a Tax Return in that jurisdiction.

(h)            The Company Entities do not “participate” and have not ever “participated” in any “reportable transactions” within the meaning of Treasury Regulations Section 1.6011-4(b)(1).

(i)            No agreement, waiver or other document or arrangement extending or having the effect of extending the period for the assessment or collection of Taxes (including any applicable statute of limitation), has been executed or filed with the IRS or any other taxing authority by or on behalf of the Company Entities and no power of attorney with respect to any Tax matter is currently in force.

(j)            The Company Entities are not a party to or bound by any Tax allocation or Tax sharing or indemnification agreement (other than any agreement entered into in the Ordinary Course of Business the primary focus of which is not Taxes) and are not liable for Tax of another Person (including under Treasury Regulations Section 1.1502-6 or any comparable provision of local, state or non-U.S. law) whether as a successor or transferee, by operation of law, or by contract (other than any contract entered into in the Ordinary Course of Business the primary focus of which is not Taxes).

(k)            None of the Acquired Assets or assets of the Acquired Entities is an interest (other than indebtedness within the meaning of Section 163 of the Code) in an entity taxable as a corporation, partnership, trust or real estate mortgage investment conduit for U.S. federal income tax purposes.

(l)            Schedule 3.16(l) lists the U.S. federal income tax classification of each Acquired Entity and except as set forth on such schedule, such classification has not changed since the formation of each such entity.

3.17            Labor.

(a)            Schedule 3.17(a) sets forth a true, accurate, and complete list of the following information for each Business Employee as of the date hereof: (i) name or employee ID, (ii) position or job title, (iii) date of hire, (iv) primary work location, (v) full-time or part-time status, (vi) annualized base salary or hourly wage rate (as applicable), (vii) active or inactive status (and, if inactive, the type of leave and estimated return to work date), (viii) exempt or non-exempt status, (ix) actual incentive compensation paid for the 2025 calendar year and the 2024 calendar year, (x) accrued paid time off balance, and (xi) employing entity.

(b)            Schedule 3.17(b) sets forth a true, accurate, and complete list of the following information for each Business Contingent Worker as of the date hereof: (i) name or service provider ID, (ii) service start date, (iii) term of relationship and anticipated or scheduled end date, (iv) a general description of the services being provided or the role in the Business served, (v) fee or compensation arrangements (i.e. hourly, salary, project fee basis), and (vi) fees and other compensation paid and accrued in respect of services performed for the Business from January 1, 2025, through the date of this Agreement.

(c)            Except as set forth on Schedule 3.17(c), no Company Entity is party to or bound by any Labor Agreement with respect to Business Employees, no Labor Agreements are currently being negotiated by or on behalf of any Company Entity with respect to Business Employees, and no Business Employees are represented by an Employee Representative Body with respect to their employment with any Company Entity.

(d)            No Labor Agreement that any Company Entity is party to or bound by with respect to any Business Employee requires consultation with or consent from any Employee Representative Body in connection with the entry into this Agreement or the consummation of the transactions contemplated by this Agreement.

(e)            Except as set forth on Schedule 3.17(e), during the past four (4) years, to the Knowledge of the Company Entities, there have been no labor organizing activities by or on behalf of any Business Employees with respect to their employment with any Company Entity. Except as set forth on Schedule 3.17(e), in the past three (3) years, there has been no actual or, to the Knowledge of the Company Entities, threatened unfair labor practice charge, material grievance, material labor arbitration, strike, lockout, work stoppage, picketing, slowdown, hand billing or other material labor dispute against or affecting any Company Entity by or on behalf of any Business Employee.

(f)            Except as set forth on Schedule 3.17(f), each Company Asset Seller and Acquired Entity and each of its Subsidiaries is, and for the last three (3) years has been, (A) in material compliance with all Applicable Laws relating to wages and hours, including, without limitation, with respect to treatment and payment of tips, commissions, overtime, wages and all other compensation, deductions from pay, timely payment of wages and compensation, meal breaks and rest periods, time records and time keeping, and the proper classification, treatment and payment of each (x) employee for purposes of all Applicable Laws (including the treatment of employees as exempt or non-exempt for wage and hour law purposes), and (y) Contingent Worker (including, without limitation, for purposes of compensation, benefits, Taxes, and perquisites) and (B) in material compliance with all Applicable Laws relating to labor, employment, employment practices and terms and conditions of employment including, without limitation, fair employment practices, discrimination, harassment, retaliation, whistleblower protections, accommodation of disabilities, background checks, child labor, mass layoffs, plant closings, reductions in force, furloughs, family and medical leave, leaves of absence, time off, work authorization and immigration, workplace safety and health, workers compensation, unemployment insurance and compensation, affirmative action, prevailing wages and terms and conditions of employment.

(g)            Except as set forth on Schedule 3.17(g), there are no, and during the past three (3) years there have been no, Proceedings with respect to any employment or labor matters, policies, procedures, or practices (including, without limitation, regarding allegations of employment discrimination, sexual or other harassment, sexual misconduct, retaliation, wage and hour law violations, misclassifications of Business Employees, former employees, Business Contingent Workers or former Contingent Workers, breach of any employment, consulting or independent contractor agreement, or Labor Agreement, or unfair labor practices) pending or, to the Knowledge of the Company Entities, threatened against any Company Entity by or with respect to any Business Employees or Business Contingent Workers.

(h)            Except as set forth on Schedule 3.17(h), there are no, and during the past three (3) years there have been no, conciliation agreements with, noncompliance findings by, or audits by a Governmental Authority with respect to any executive, director or officer of any Company Asset Seller or Acquired Entity or any of its Subsidiaries in their capacity as an executive, director or officer of such Person or the employment policies or practices of any Company Asset Seller or Acquired Entity or any of its Subsidiaries, and to Knowledge of the Company Entities, no such audit or investigation is threatened or planned.

(i)            To the Knowledge of the Company Entities, no Business Employee or Business Contingent Worker with annual base compensation opportunities at or above $200,000 intends not to accept an offer of employment or engagement from Buyer or its Affiliates provided that such offer is for employment or engagement on substantially the same terms as those provided to such Business Employee or Business Contingent Worker immediately prior to the Closing.

(j)            Except as set forth on Schedule 3.17(j), no Company Asset Seller or Acquired Entity or any of its Subsidiaries has any outstanding Liability under the WARN Act.

3.18            Employee Benefit Plans.

(a)            Schedule 3.18(a) sets forth a true and complete list of each material Employee Benefit Plan and the entity that sponsors or is the counterparty to the Employee Benefit Plan.

(b)            With respect to each Employee Benefit Plan, the Sellers have provided the Buyer with the following: (i) the most current plan document (or, if not written, a written summary of its terms), (ii) each related trust agreement and other funding instrument, administrative services agreement, group annuity contract, and insurance contract, (iii) the most recent IRS determination or prototype opinion letter, if applicable, (iv) each summary plan description, (v) each non-routine correspondence with any Governmental Authority dated within the past three years, and (vi) the most recent financial statements and Form 5500 annual report (including attached schedules).

(c)            Each Employee Benefit Plan (and each related trust, insurance, contract, and fund) is and has been established, documented, operated, maintained, funded, and administered in compliance in all respects with its terms and all Applicable Laws. All contributions and payments that are due pursuant to an Employee Benefit Plan have been paid on a timely basis or, to the extent not yet due, accrued in accordance with GAAP.

(d)            No Company Entity or ERISA Affiliate has at any time maintained, sponsored, contributed to or had any outstanding Liability with respect to any (i) “multiemployer plan” (as defined in Section 3(37) of ERISA), (ii) plan that is or has been subject to Title IV of ERISA Section 412 of the Code or Section 302 of ERISA, (iii) “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), (iv) “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA) or (v) voluntary employees beneficiary association under Section 501(c)(9) of the Code. No Liability under (x) Title IV of ERISA, (y) Section 302 of ERISA or (z) Section 412 of the Code has been, or could reasonably be expected to be, incurred by any Company Entity.

(e)            No Company Entity has any obligation to provide post-employment, post-termination or post-ownership welfare benefits other than as required under COBRA for which the covered individual pays the full cost of coverage.

(f)            No Employee Benefit Plan is the subject of a Proceeding with any Governmental Authority.

(g)            Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or is the subject of a favorable opinion letter from the IRS on the form of such Employee Benefit Plan upon which each adopting employer is entitled to rely in accordance with the applicable IRS pronouncements, and there is no reasonable basis for any such Employee Benefit Plan to lose its Tax-qualified status.

(h)            Each Employee Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been documented, operated, and maintained in compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder. No Company Entity has been required to report any Taxes due to the operation of Section 409A of the Code.

(i)            No Company Entity has a current or contingent obligation to indemnify, gross up, reimburse, or otherwise make whole any Person for any Taxes, including those imposed under Section 4999 or Section 409A of the Code (or any similar provisions of state, local, or foreign Applicable Law).

(j)            Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event) (i) accelerate the time of vesting, payment or funding of any compensation or benefits under any Employee Benefit Plan, (ii) increase any benefits otherwise payable under any Employee Benefit Plan, (iii) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” (within the meaning of Section 280G of the Code) or (iv) entitle the recipient of any payment or benefit under any Employee Benefit Plan to a “gross-up” payment for any income or other Taxes that might be incurred with respect to such payments or benefits.

(k)            Except as set forth on Schedule 3.18(k), no Employee Benefit Plan is maintained primarily for individuals who are residents outside of the United States (each, a “Foreign Benefit Plan”). Each Foreign Benefit Plan required to be registered or approved has been registered or approved and has been maintained and administered in good standing with applicable Governmental Authorities in all material respects. Each Foreign Benefit Plan that is intended to qualify for favorable Tax benefits under the applicable Laws of any jurisdiction is so qualified, and no condition exists, and no event has occurred that would reasonably be expected to result in the loss or revocation of such qualification. No Foreign Benefit Plan is a defined benefit pension plan or scheme. There are no unfunded Liabilities for deferred compensation, pension benefits, pension schemes or termination indemnities related to any period of time under any Foreign Benefit Plan, or with respect to any current or former employee, director, officer or Contingent Worker employed or engaged outside of the United States, except for any Liabilities reflected in accordance with GAAP on the Financial Statements.

3.19            Insurance. Each Company Entity has in full force and effect insurance policies of the types and in the amounts that such Company Entity reasonably believes is adequate for the Business and all such insurance that is required by Applicable Law. Schedule 3.19 lists each insurance policy maintained by or on behalf of each Company Entity with respect to its properties, assets and business. All of such insurance policies are in full force and effect and will continue in full force and effect following the applicable Closing. All premiums or other payment obligations due and payable with respect to such insurance policies have been paid to date, and since January 1, 2022, such Company Entity has not been (i) in default with respect to its Liabilities under any such insurance policies or (ii) denied insurance coverage. During the past four (4) years there have been no material changes in the amounts of premiums charged for such policies (including any precedent or successor policies) other than ordinary market based or coverage change increases and none of the Company Entities have received any written indication that the insurance carriers issuing any policy currently in effect intends to cancel any policy or increase the premiums by more than an immaterial amount upon renewal or otherwise. The Company Entities do not have any self-insurance or co-insurance program. The Company Entities have given notice or have otherwise presented in a timely fashion every material claim that has been asserted but is not yet resolved relating to the Business that is known by the applicable Company Entity to be covered by insurance under the policies in place at the time of such claim.

3.20            Environmental Matters. Except as listed in Schedule 3.20:

(a)            the Company Entities have made available to the Buyer true, correct and complete copies of all material reports, assessments, testing results, and other material documents that are in the possession or control of any of the Company Entities relating to compliance with Environmental Law or the environmental conditions at, or the status with respect to any Environmental Law of, any of the Owned Real Property or Leased Real Property, including Phase I and Phase II environmental site assessments, any material tests, surveys or plans concerning asbestos, mold or lead paint, and any Permits required or issued under any Environmental Law;

(b)            no Hazardous Substances have been generated, used, treated, contained, handled or stored on, transported to or from, or Released on, under, in, at, to or from any of the Owned Real Property or Leased Real Property (i) by any Company Entity or (ii) to any Company Entity’s Knowledge, by any other party, in each case, in an amount, manner or condition that requires notification, investigation, abatement, remediation or any response action by any Company Entity under any Environmental Laws or Permits required thereunder;

(c)            to any Company Entities’ Knowledge, no Hazardous Substance has been Released at any offsite location, as a result of conducting the Business, in an amount, manner or condition that requires notification, investigation, abatement, remediation or any response action by any Company Entity under any Environmental Laws or Permits required thereunder;

(d)            neither the Owned Real Property nor, to any Company Entity’s Knowledge, the Leased Real Property contains in-ground, below or underground storage tanks, either in or not in use;

(e)            to any Company Entity’s Knowledge, no employee or former employee of the Company Entities or their Affiliates has been exposed to any Hazardous Substance in connection with their employment by the Business and no Person has been exposed to any Hazardous Substance at any location as a result of the conduct of the Business;

(f)            [Intentionally omitted];

(g)            each of the Company Entities has obtained and is in compliance in all material respects with all Permits that are required under any Environmental Law with respect to the Business and all operations of such Company Entity at the Owned Real Property and/or Leased Real Property, all such Permits are currently in full force and effect, and none of the Company Entities is aware of any fact, condition, circumstance or development that is reasonably expected to result in any such Permit being modified, suspended, revoked or not renewed;

(h)            there is no Environmental Claim pending or, to any Company Entity’s Knowledge, threatened against any Company Entity or the Business;

(i)            to any Company Entity’s Knowledge, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will trigger or require (i) any notice to be given to or consent to be obtained from any Governmental Authority pursuant to any Environmental Law, or (ii) any investigation, assessment or other action related to any Hazardous Substance, including, without limitation, pursuant to ISRA.

(j)            each Company Entity is, and since January 1, 2021, has been, in compliance in all material respects with all Environmental Laws.

3.21            Customers. All of the Company Entities’ contracts with customers are substantially on the same form as the Company Entities’ standard form customer agreements (other than retail customers), which have been made available to the Buyer. All of the Company Entities’ customer deposits or payments are handled and applied in accordance with the applicable contractual terms and in compliance with Applicable Laws.

3.22            Subcontractors and Suppliers.

(a)            Schedule 3.22(a) sets forth a true, complete and correct list of each Company Entity’s subcontractors (the “Subcontractors”) and their respective volume of purchases (by dollar value), for each of 2023, 2024 and the first eight (8) months of 2025. Except as set forth on Schedule 3.22(a), in the two (2) years prior to the date hereof, no Company Entity has received any written indication from any Subcontractor to the effect that, and, to the Knowledge of such Company Entity, a Subcontractor intends to stop or materially reduce or materially change the terms of (whether related to payment, price or otherwise) supplying materials, products or services to such Company Entity.

(b)            Schedule 3.22(b) sets forth a true, complete and correct list of the ten (10) largest suppliers of each Company Entity (the “Top Suppliers”) by volume of sales and purchases (by dollar value), for each of 2023, 2024 and the first eight (8) months of 2025. Except as set forth on Schedule 3.22(b), in the two (2) years prior to the date hereof, no Company Entity has received any written indication from any Top Supplier to the effect that such (nor, to the Knowledge of any Company Entity, does any) Top Supplier intends to stop or materially reduce or materially change the terms of (whether related to payment, price or otherwise) supplying materials, products or services to any Company Entity.

3.23            Affiliate Transactions. Except as disclosed on Schedule 3.23, no officer, director, employee, Equityholder or other Affiliate of the Company Entities or any individual related by blood, marriage or adoption to any such Person or any entity in which any such Person owns any beneficial interest (collectively, the “Insiders”), is a party to any Contract or transaction with any Company Entity or which is pertaining to the Business or any of the Company Entities or has any interest in any property, real or personal or mixed, tangible or intangible, used in or pertaining to the Business or any of the Company Entities. Except as set forth on Schedule 3.23, no Insider is, directly or indirectly, entitled to any bonus or payment by the Company Entities in connection with the transactions contemplated by this Agreement or for any other reason.

3.24            Inventory. All items included in the inventory of each Company Entity consist of items of a quality usable or saleable in the Ordinary Course of Business, including being non-expired and free from mildew, fungus, rot, spoilage and agricultural neglect (except for an immaterial number of obsolete or damaged items that have been written off or for which adequate reserves have been established in the Financial Statements) and are in quantities sufficient for the normal operation of the business in accordance with past practice. All of the inventory is owned by the applicable Company Entities free and clear of all Liens (other than Permitted Liens). All of the inventory for sale has been properly tested and marked in accordance with applicable Laws.

Article 4

REPRESENTATIONS AND WARRANTIES OF THE COLLATERAL AGENT

As a material inducement to the Sellers and the Buyer to enter into this Agreement, the Collateral Agent hereby represents and warrants to the Sellers and the Buyer that:

4.1            Organization and Qualification of Collateral Agent. The Collateral Agent is a trust company duly organized, validly existing and in good standing under the Laws of Canada. The Collateral Agent has the requisite power and authority on behalf of the Senior Noteholders under the Senior Notes Documents to (a) convey the Company’s right, title and interest in and to the Acquired Assets and Acquired Equity Interests under the UCC and other Applicable Law in accordance with the terms of this Agreement, (b) execute and deliver this Agreement and the other Ancillary Agreements to which it is a party and (c) carry out all of the actions required of it pursuant to the terms of this Agreement and the other Ancillary Agreements to which it is a party.

4.2            Approval; Binding Effect. The Collateral Agent has obtained all necessary authorizations and approvals required for the execution and delivery of this Agreement and the other Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by the Collateral Agent and constitutes the legal, valid and binding obligation of the Collateral Agent, enforceable against the Collateral Agent in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). All approvals of the Collateral Agent, if any, required to consummate the transactions provided for in this Agreement and the other Ancillary Agreements to which it is a party will have been obtained prior to the applicable Closing. The Collateral Agent has the absolute and unrestricted right, power, authority and capacity to sell, on behalf of the Consenting Senior Noteholders, the Company’s right, title and interest in and to the Acquired Assets and the Acquired Equity Interests and to enter into this Agreement and the other Ancillary Agreements to which it is a party. Neither the execution and delivery by the Collateral Agent of this Agreement or the other Ancillary Agreements to which it is a party nor the consummation of the transactions contemplated hereby or thereby will (a) violate or conflict with any provision of the articles of incorporation, by-laws, operating agreement or any other organizational documents of the Collateral Agent or (b) violate or conflict with any provision of any law. The execution of this Agreement and the other Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby are within the authority of the individual who shall execute this Agreement on behalf of the Collateral Agent.

4.3            Security Interest. The Collateral Agent, for the benefit of itself and the Senior Noteholders, has a valid, properly perfected and enforceable Lien on all of the Acquired Assets and Acquired Equity Interests to be sold hereunder by the Collateral Agent, to the extent such Lien can be perfected by the proper filing of a UCC financing statement with the applicable filing office specified in the UCC, with priority over all Liens thereon other than any Permitted Liens.

4.4            Transfer of Interest. The Collateral Agent has not heretofore sold, assigned, transferred or subordinated (other than with respect to certain of the Permitted Liens pursuant to applicable Law) any of its Liens in the Acquired Assets or the Acquired Equity Interests being purchased hereunder.

4.5            Valid Obligations. All of the obligations of the Company to the Collateral Agent and the Senior Noteholders under the Senior Notes Documents are valid, binding and enforceable, and the Company is in default of such obligations in a manner that vests in the Collateral Agent the right to convey, subject to the terms and conditions of this Agreement and the other Ancillary Agreements, all of the Company’s right, title and interest in and to the Acquired Assets and the Acquired Equity Interests to Buyer pursuant to Section 9-617(a) of the UCC. As of November 10, 2025, the aggregate amount of the outstanding Obligations under the Senior Notes was greater than or equal to $326,077,708.

4.6            Liens. The Collateral Agent, on behalf of itself and the Senior Noteholders, hereby agrees and acknowledges that after the consummation of the transactions contemplated by this Agreement and the other Ancillary Agreements, the Collateral Agent shall not hold any Lien in or to any of the Acquired Assets or Acquired Equity Interests being transferred to Buyer pursuant hereto or thereto and shall take all reasonable steps and execute and deliver all documents necessary or appropriate to release or otherwise extinguish such Liens.

4.7            Compliance with the UCC. The sale by the Collateral Agent (on behalf of itself and the Consenting Senior Noteholders) of the Company’s right, title and interest in and to the Acquired Assets and the Acquired Equity Interests contemplated hereby shall be conducted and consummated by the Collateral Agent as a public sale pursuant to and in accordance with Sections 9-610 through 9-619 and 9-623 through 9-628 of the UCC and all other applicable Laws. To the extent not waived by such parties in writing to the satisfaction of the Collateral Agent and Buyer, the Collateral Agent, on behalf of itself and the Consenting Senior Noteholders, has, not less than ten (10) days prior to the Closing Date, sent notices with respect to the sale pursuant to Article 9 of the UCC contemplated hereby to (a) any secondary obligor (as defined in the UCC), (b) any Person from whom the Collateral Agent has received before the notification date (as defined in Section 9-611(a) of the UCC) and authentication notification of a claim of an interest in Acquired Assets and (c) any secured party or lienholder pursuant to Sections 9-611(c)(3)(B) (by compliance with Sections 9-611(e)) and 9-611(c)(3)(C) of the UCC.

Article 5

REPRESENTATIONS AND WARRANTIES OF THE BUYER

As a material inducement to the Sellers and the Equityholders of the Acquired Entities to enter into this Agreement, the Buyer hereby represents and warrants to the Sellers and the Equityholders that:

5.1            Organization and Power. The Buyer is duly organized, validly existing and in good standing under the laws of the State of Nevada.

5.2            Authorization of Transactions. The Buyer has full limited liability power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The Buyer has duly authorized the execution and delivery of this Agreement and all Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby. No other corporate proceedings on the part of the Buyer are necessary to approve and authorize the execution and delivery of this Agreement or the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby. This Agreement and all Ancillary Agreements to which the Buyer is a party have been duly executed and delivered by the Buyer and, assuming the valid execution and delivery by the Sellers, constitute the valid and binding agreements of the Buyer, enforceable against the Buyer in accordance with their terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

5.3            Non-Contravention. The execution, delivery and performance by the Buyer of this Agreement and all agreements, documents and instruments executed and delivered by it pursuant hereto and the performance of the transactions contemplated by this Agreement and such other agreements, documents and instruments do not and will not: (i) materially violate or result in a material violation of, materially conflict with or constitute or result in a material default (whether after the giving of notice, lapse of time or both) under, accelerate any obligation under, or give rise to a right of termination of, any contract, agreement, obligation, Permit, license or authorization to which the Buyer is a party or by which they or their respective assets are bound, (ii) materially violate or result in a material violation of, materially conflict with or constitute or result in a material default (whether after the giving of notice, lapse of time or both) under, or accelerate any obligation under, any provision of the Buyer’s organizational documents; (iii) materially violate or result in a material violation of, or constitute a material default (whether after the giving of notice, lapse of time or both) under, any provision of any law, regulation or rule, or any order of, or any restriction imposed by, any court or governmental agency applicable to the Buyer; or (iv) require from the Buyer any notice to, declaration or filing with, or consent or approval of, any governmental authority or other third party.

5.4            Litigation. There are no actions, suits, proceedings or orders pending or, to the Buyer’s knowledge, threatened against or affecting the Buyer at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which would adversely affect the performance of the Buyer under this Agreement and the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby.

Article 6

ADDITIONAL AGREEMENTS.

6.1            Pre-Closing Covenants.

(a)            Conduct of the Business. Except (i) as set forth on Schedule 6.1(a), (ii) as required by any law or order or Contract, (iii) as permitted, required or contemplated by this Agreement, (iv) as set forth in or in furtherance of the transactions contemplated by the RSA or the wind down of the Business, or (v) with the prior written consent of Buyer, during the period from the date of this Agreement to the earlier of (a) the applicable Closing for a State or (b) the date on which this Agreement is terminated in accordance with this Agreement (as it pertains to each State, the “Interim Period”), each Seller and Company Entity shall use commercially reasonable efforts to conduct the Business in the Ordinary Course in such State in all material respects and in material compliance with all Applicable Laws. During the Interim Period, each Seller and Company Entity will keep the Business and its assets, the Owned Real Property and the Leased Real Property in such State, including each Company Entity’s present operations, the Owned Real Property and Leased Real Property, licensees, working conditions, insurance policies, goodwill and relationships with lessors, licensors, suppliers, customers, employees and other business relations substantially intact, open and operational. Without limiting the generality of the foregoing, during the Interim Period, each Seller and Company Entity will not, without the prior written consent of the Buyer, take any of the following actions, in each case with respect to the Business or the Acquired Assets, as applicable:

(1)            amend, extend or terminate any material Contract or enter into any Contract, which if entered into trio to the date hereof, would be a material Contract, other than in the Ordinary Course of Business, required by Applicable Law, or pursuant to such Contract;

(2)            incur any Liability (including further Indebtedness) other than in the Ordinary Course of Business;

(3)            dispose of or encumber any assets of any Seller other than in the Ordinary Course of Business or as provided for under this Agreement;

(4)            modify, extend, terminate, or enter into any Labor Agreement or recognize or certify any Employee Representative Body as the bargaining representative for any Business Employee;

(5)            implement or announce any employee layoff, furlough, reduction in force, plant closing, reduction in compensation, or other similar action that triggers or could trigger notice obligations under the WARN Act with respect to Business Employees or any of the Acquired Entities, other than as a direct result of the consummation of the Liquidation Proceedings (as defined in the RSA) or the Non-Core Divestiture Transactions (as defined in the RSA);

(6)            increase any compensation or benefits of any Business Employee or Business Contingent Worker, other than an increase made in the Ordinary Course of Business with respect to any Person whose annual base compensation is less than $150,000, or establish adopt, amend or terminate any Employee Benefit Plan or compensation plan, policy, program, contract, agreement, or arrangement that would be an Employee Benefit Plan if in effect on the date hereof with respect to Business Employees or Business Contingent Workers other than as a direct result of the consummation of the Liquidation Proceedings (as defined in the RSA) or the Non-Core Divestiture Transactions (as defined in the RSA) or to facilitate the offer and hire process set forth in Section 6.6;

(7)            hire, promote, retain, engage or terminate any Business Employee or Business Contingent Worker, other than in the Ordinary Course of Business with respect to any Person whose annual base compensation is less than $150,000, or those terminations that are a direct result of the consummation of the Liquidation Proceedings (as defined in the RSA) or the Non-Core Divestiture Transactions (as defined in the RSA);

(8)            [Reserved];

(9)            grant any Person any license of or other right to IP;

(10)            commence or settle any Legal Proceeding;

(11)            apply for, terminate or amend any license or Permit, other than in the Ordinary Course of Business or as provided for under this Agreement;

(12)            declare, set aside, or pay any cash or non-cash dividend;

(13)            amend, modify, waive, supplement or restate any organizational documents of any Seller;

(14)            increase or decrease the size of any board of directors or managers of any Seller;

(15)            authorize or approve any material change in the nature of the Business of any Seller;

(16)            authorize or issue any new equity securities of any Seller (including options, warrants, convertible securities, or other rights to acquire equity);

(17)            dissolve, wind up or liquidate any Seller;

(18)            make any change to existing accounting principles, practices, methods or policies of any Seller other than in the Ordinary Course of Business as permitted under GAAP; or

(19)            make or change any Tax election, change any Tax accounting period, adopt or change any method of Tax accounting, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle any Tax claim or assessment, surrender any right to claim a Tax refund, or consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment.

Nothing contained in this Agreement shall be deemed to give Buyer, directly or indirectly, the right to control or direct the business or any operations of the Company Entities in any particular State prior to the applicable Closing for such State. Prior to the Final Closing, the Company Entities shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective operations.

(b)            Preservation of Inventory. During the Interim Period, the Sellers will, and the Company Entities will cause the Sellers and the Equityholders to, as applicable, use their commercially reasonable efforts to maintain and preserve all inventory associated with the Business in a good and saleable condition, including being non-expired, properly labeled and free from mildew, fungus, rot, spoilage and agricultural neglect. During the Interim Period, each Seller will maintain at least substantially similar levels of inventory of flower, trim, concentrate and edibles at each Business location as each Seller has maintained over the twelve (12) month period prior to the date hereof.

(c)            Real Estate Covenants. During the Interim Period, subject to the terms and conditions herein, Buyer, at Buyer’s sole cost and expense, shall have the right to obtain the following items for the Owned Real Property, and the Company Entities and each Seller shall use commercially reasonable efforts to, and shall cause the applicable Subsidiaries of each Company Entity to, assist Buyer by granting access to the Owned Real Property by the Buyer pursuant to Section 6.1(g) below to allow Buyer to obtain all such items:

(1)            a commitment for an ALTA Owner’s Title Insurance Policy 2021 Form (or other form of policy reasonably acceptable to Buyer), issued by a national title insurance company reasonably satisfactory to Buyer (the “Title Company”), together with a copy of all documents referenced therein (the “Title Commitment”);

(2)            an ALTA survey, dated no earlier than the date of this Agreement, prepared by a licensed surveyor reasonably satisfactory to Buyer, and conforming to 2021 Minimum Standard Detail Requirements for ALTA/NSPS Land Title Surveys, including Table A Items Nos. 2, 3, 4, 6(a), 6(b), 7(a), 7(b)(l), 7(c), 8, 9, 13, 14, 16, 17 and 20 ($1,000,000) and such other standards as the Title Company and Buyer require as a condition to the removal of any survey exceptions from the Title Policy (defined below), and certified to Buyer, Buyer’s lender and the Title Company, in a form and substance satisfactory to each of such parties (the “Survey”);

(3)            a zoning report, dated no earlier than the date of this Agreement and prepared by a company reasonably satisfactory to Buyer, in form and substance satisfactory to Buyer and the Title Company (the “Zoning Report”);

(4)            a title insurance policy in accordance with the Title Commitment, insuring the applicable Company Entity’s fee simple title to the Owned Real Property as of the Closing Date (including all recorded appurtenant easements insured as separate legal parcels) with extended coverage and gap coverage from the applicable Company Entities through the date of recording, subject only to Permitted Liens, in such amount as Buyer reasonably determines to be the value of the Owned Real Property insured thereunder, including all endorsements reasonably requested by Buyer, in form and substance reasonable satisfactory to Buyer (the “Title Policy”);

(5)            a current flood hazard determination certifying that the Owned Real Property is not located in an area designated by the Federal Emergency Management Agency as having special flood hazards (the “Flood Certificate”);

(6)            a property condition report, dated no earlier than the date of this Agreement and prepared by a company satisfactory to Buyer, in form and substance satisfactory to Buyer (the “Property Condition Report”);

(7)            an appraisal, dated no earlier than the date of this Agreement and prepared by a company satisfactory to Buyer, in form and substance satisfactory to Buyer (the “Appraisal”);

(8)            a Phase 1 environmental sit assessment, dated no earlier than the date of this Agreement and prepared by a company satisfactory to Buyer, in form and substance satisfactory to Buyer (the “Phase 1”); and

(9)            each Company Entity and each Seller shall (i) obtain and execute all agreements, documentation, actions, information, and all other assurances needed for Buyer to assume the existing Needham Bank loan, mortgage, and all other loan and security documents currently encumbering or affecting the FL Owned Real Property (collectively, the “FL Mortgage Loan Documents”), in form and substance satisfactory to Buyer, Sellers and Needham Bank (collectively, the “FL Mortgage Loan Deliverables”), including, without limitation, the consent of Needham Bank to the assumption, and (ii) timely perform all obligations under each of the FL Mortgage Loan Documents. In connection with any such assumption, each Company Entity, each Seller, and Buyer shall execute and/or deliver all documents, know your customer, financial information, assumption review fees and other information as required or requested by Needham Bank to effectuate any such loan assumption.

The Title Commitment, Survey, Zoning Report, Title Policy, Flood Certificate, Property Condition Report, Appraisal, Phase I FL Mortgage Loan Deliverables, and all Title Deliverables required by the Title Company to issue the Title Policy shall be collectively referred to herein as the “Owned Real Property Deliverables”. Seller shall pay all fees, costs and expenses with respect to the Owned Real Property Deliverables. At or prior to Closing, the Company Entities shall use commercially reasonable efforts to remove or cause to be removed from the Owned Real Property’s title any Liens which are not Permitted Liens; provided, however, that none of the Company Entities, Sellers or Subsidiaries shall be obligated to expend an amount in excess of $50,000, commence any litigation otherwise take any action outside of the ordinary course of business to effectuate such removal. The applicable Seller or Company Entity shall cause the applicable Subsidiary to provide the Title Company with the Title Deliverables.

(d)            Appropriate Actions. Each of the Parties shall use commercially reasonable efforts to take all action necessary to consummate the transactions contemplated by this Agreement as soon as possible after the execution of this Agreement, including taking all actions necessary to comply promptly with all Applicable Laws that may be imposed on it or any of its Affiliates with respect to the applicable Closing.

(e)            Notices and Consents. Each of the Parties shall use commercially reasonable efforts to obtain, as soon as possible after the execution of this Agreement, any and all consents, approvals and authorizations set forth on Schedule 6.1(e), including the Requisite Regulatory Approvals, and each Party shall cooperate with the other Parties to this Agreement in obtaining all such consents, approvals and authorizations set forth on Schedule 6.1(e), including the Requisite Regulatory Approvals.

(f)            Further Assurances. If any further action is necessary or desirable to carry out the purposes of this Agreement, each Party, upon request of the other Party and from time to time, will take such further action (including the execution and delivery of such further instruments and documents) as the other Party reasonably may request and deem necessary or desirable to consummate, confirm or evidence the transactions contemplated by this Agreement, all at the sole cost and expense of the requesting Party.

(g)            Inspections; AS IS.

(1)            During the Interim Period, Buyer and Buyer’s surveyors, consultants, agents and contractors (each, a “Consultant”) shall have the right to access the Owned Real Property for the sole purpose of its Consultants preparing the Survey, Zoning Report, Appraisal, Phase I and similar environmental site assessment reports, and Property Condition Report (the “Inspections”), provided, that: (i) Buyer provides Sellers prior notice at least one (1) Business Day prior to the intended Inspection; (ii) such Inspection is conducted during normal business hours under the supervision of a Seller’s or a Company Entity’s personnel and in such a manner as not to interfere with the operations occurring thereon; (iii) Buyer shall not conduct any Phase II environmental investigations or other sampling of soil, groundwater or building materials without the prior written consent of the Sellers; (iv) each Consultant accessing the Owned Real Property shall be covered by (A) broad form commercial general liability insurance with limits of not less than $1,000,000 per occurrence and $2,000,000 in the aggregate, naming the Subsidiary owner of the Owned Real Property as an additional insured, and (B) worker’s compensation insurance in compliance with applicable Laws, and prior to accessing the Owned Real Property shall provide evidence of the foregoing; and (v) Buyer shall repair all damage to the Property caused by Buyer or any of Buyer’s Consultants. Buyer shall indemnify, defend and hold harmless the Sellers, the Company Entities and the Subsidiaries from any Losses resulting from the Inspections, except that Buyer’s indemnification shall not apply to (y) the mere discovery or identification of preexisting conditions or (z) damage caused by any Seller, any Company Entity or any Subsidiary.

(2)            Buyer agrees that except as expressly set forth in ARTICLE 3 of this Agreement and in any Disclosure Schedules, closing document, or conveyance document delivered in conjunction with this Agreement, the Acquired Assets and Assumed Liabilities are transferred “AS IS,” “WHERE IS” AND, SUBJECT ONLY TO THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE 3, AND IN ANY DISCLOSURE SCHEDULES, CLOSING DOCUMENT, OR CONVEYANCE DOCUMENT DELIVERED IN CONNECTION WITH THIS AGREEMENT WITH ALL FAULTS AND WITHOUT ANY OTHER REPRESENTATION OR WARRANTY OF ANY KIND OR NATURE WHATSOEVER, EXPRESS OR IMPLIED, ORAL OR WRITTEN, AND IN PARTICULAR, WITHOUT ANY IMPLIED WARRANTY OR REPRESENTATION AS TO: (A) CONDITION, VALUE, MERCHANTABILITY OR FITNESS OR SUITABILITY FOR ANY SPECIFIC PURPOSE AS TO ANY OF THE ACQUIRED ASSETS; (B) THE OPERATION OF THE ACQUIRED ASSETS BY BUYER AFTER THE CLOSING; OR (C) THE PROBABLE SUCCESS OR PROFITABILITY OF THE OWNERSHIP, USE OR OPERATION OF THE ACQUIRED ASSETS BY BUYER AFTER THE CLOSING.

(h)            Reporting. During the Interim Period, the Company Entities will furnish to Buyer (i) flash reports, to the extent provided to the Company’s management team and/or board of directors, regarding the financial affairs, finances, business, assets, operations or condition (financial or otherwise) of the Company Entities, (ii) such information furnished to the Company’s management team and/or board of directors, simultaneously with or promptly after such delivery to the Company’s management team and/or board of directors, and (iii) any such other information that is reasonably requested by Buyer.

(i)            Changes to Annex A. Notwithstanding anything to the contrary contained herein, during the Interim Period, Buyer may, in its sole discretion, at any time prior to five (5) Business Days prior to the applicable Closing Date, add or remove any Acquired Assets, Excluded Assets, Assumed Liabilities or Acquired Equity Interests on Annex A upon written notice (which may include email from counsel) to the Sellers, and Annex A shall automatically be deemed amended to reflect such changes upon Sellers’ receipt thereof without the need for any further action.

6.2            Access to Information; Cooperation.

(a)            From and after the applicable Closing and through the earlier of (i) the third (3rd) anniversary of the date thereof and (ii) the completion of the Liquidation Proceedings (as defined in the RSA), the Company Entities shall maintain the following books and records of the Company Entities dating from January 1, 2022 through the Final Closing and provide access thereto and/or copies thereof as reasonably requested by the Buyer: (a) general records and journals; (b) historical income statements, balance sheets and statements of cash flows; (c) business, accounting and financial records; (d) personnel records and employment data; provided that the applicable Company Entity is not required to provide access to any such personnel records and employment data, except (1) as allowed under Applicable Law or (2) if prohibited by Applicable Law, with such employee’s consent; (e) any correspondence to, with or from any Person in connection with the Business; (f) all telephone and facsimile numbers and internet access (including email) accounts and (g) all information relating to Taxes (to the extent relating solely to Taxes paid by or on behalf of any Company Entity or relating to any Acquired Entity or Acquired Asset).

6.3            Refunds and Remittances. After each Closing, if any Seller receives any refund or other amount which is attributable to an Acquired Asset or is otherwise properly due and owing to the Buyer in accordance with the terms of this Agreement (which for the avoidance of doubt shall include any payment received from any customer or any Person who provides financing to any customer), such Seller shall hold all such funds in trust for the Buyer and shall promptly remit, or shall cause to be remitted, such amount to the Buyer within one (1) Business Day of receipt of such funds. Payments remitted to the Buyer pursuant to this Section 6.3 shall be in the form received by such Seller or any of its Affiliates. In order to facilitate each Seller’s compliance with the foregoing, such Seller shall from and after the applicable Closing cause all bank accounts currently used by such Seller to be used only for the purpose of receiving funds to which the Buyer is entitled as stated above and shall provide a designee of the Buyer with sole signing authority over such account and ensure that the Buyer has access to the account records for such account. After the applicable Closing, if the Buyer receives any refund or other amount which is attributable to an Excluded Asset or is otherwise properly due and owing to the applicable Seller in accordance with the terms of this Agreement, the Buyer shall promptly remit, or shall cause to be remitted, such amount to the applicable Seller. Payments remitted to such Seller pursuant to this Section 6.3 shall be in the form received by the Buyer or any of its Affiliates.

6.4            Confidentiality. Following each Closing, each applicable Seller agrees to, and shall cause its respective agents, representatives, Affiliates, employees, officers and directors to, treat and hold as confidential all confidential documents and information relating to the Business and the affairs of the Sellers, including any notes, analyses, compilations, studies, forecasts, interpretations or other documents that are derived from, contain, reflect or are based upon any such information (the “Confidential Information”) and refrain from using any Confidential Information except in connection with this Agreement, and deliver promptly to the Buyer, at the Buyer’s request, all Confidential Information (and all copies thereof in whatever form or medium) in its possession or under its control. Notwithstanding the foregoing, Confidential Information shall not include information that, at the time of disclosure, is available publicly and was not disclosed in breach of this Agreement. In the event that any Seller or any of its respective agents, representatives, Affiliates, employees, officers or directors becomes legally compelled to disclose any Confidential Information, such Person shall provide the Buyer with prompt written notice of such requirement so that the Buyer may seek a protective order or other remedy or waive compliance with the provisions of this Section 6.4. In the event that a protective order or other remedy is not obtained or if the Buyer waives compliance with this Section 6.4, such Person shall furnish only that portion of such Confidential Information that is legally required to be provided and exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such information.

6.5            Tax Matters.

(a)            Transfer Taxes. Any transfer, documentary, sales, use, value added, excise, stock transfer, stamp, recording, registration and any similar Taxes, including any penalties and interest thereon, that become payable in connection with the purchase and sale of the Acquired Assets and the Acquired Equity Interests contemplated by this Agreement (“Transfer Taxes”) shall be paid by the Company. For the avoidance of doubt, “Transfer Taxes” shall not include any income Taxes.

(b)            Apportioned Taxes. In any case under this Agreement involving a Tax period that includes (but does not end on) the applicable Closing Date (a “Straddle Period”), (i) all real property Taxes, personal property Taxes and similar ad valorem obligations levied with respect to the Acquired Assets (“Property Taxes”) for the Pre-Closing Tax Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the portion of the Straddle Period on the Closing Date and the denominator of which is the number of days in the Straddle Period; and (ii) Taxes (other than Property Taxes) shall be computed as if such taxable period ended on the end of the Closing Date (and for such purposes, the taxable period of any partnership or other pass-through entity, or any non-U.S. entity in which such Person holds a beneficial interest, directly or indirectly, shall be deemed to terminate at such time) based on an interim closing of the books. Except as otherwise provided under this Agreement, the Sellers shall be liable for the amount of such Taxes attributable to the Pre-Closing Tax Period, and the Buyer shall be liable for the amount of such Taxes (other than Excluded Taxes) attributable to the Post-Closing Tax Period, as allocated pursuant to the preceding sentence.

(c)            Intended Tax Treatment. For U.S. federal (and applicable state and local) income tax purposes, the Parties intend to treat the Sale Transaction as if (a)(i) Grandparent contributed an amount of cash equal to the fair market value of the TopCo Exchange Units to Intermediate as a contribution to the capital of Intermediate, (ii) Intermediate contributed the cash received by it pursuant to clause (a)(i) to Buyer as a contribution to the capital of Buyer, and (iii) Buyer applied the cash received by it pursuant to clause (a)(ii) to acquire the TopCo Exchange Units for the fair market value of the TopCo Exchange Units, immediately following which (b) Buyer Transferred the Bridge Claims Consideration and the Senior Notes Claims Consideration to the Sellers in a taxable transaction governed, with respect to the TopCo Exchange Units, by Treasury Regulation Section 1.1032-3(b)(1), and following which (c) the Sellers transferred the Bridge Claims Consideration and the Senior Notes Claims Consideration to holder of the Bridge Claims and holders of the Senior Notes Claims, as applicable in a taxable transaction. The Parties shall prepare and file all relevant U.S. federal income tax returns consistent with such intended treatment absent a contrary “determination” (within the meaning of Section 1313(a) of the Code).

(d)            Cooperation on Tax Matters. The Parties shall cooperate fully, as and to the extent reasonably requested by any other Party, in connection with the filing of Tax Returns, and any audit, litigation or other proceeding with respect to Taxes relating to the Acquired Assets. Such cooperation shall include the retention and (upon the other Party’s reasonable request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding concerning an amount of Taxes related to the Acquired Assets and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Each Party shall provide to the others, within ten (10) Business Days of the receipt thereof, any tax related communications and notices it receives which may impact the other Party’s Tax Liability or filing responsibilities associated with the Acquired Assets or the Acquired Equity Interests.

(e)            Bulk Sale. The Parties hereby waive compliance with any requirements or provisions of any “bulk transfer” laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Acquired Assets; provided, that such waiver shall not otherwise limit any liability (other than an Assumed Liability) arising from such waiver that shall constitute an Excluded Liability.

(f)            Tax Sharing Agreements. All Tax sharing agreements or similar Contracts between the Acquired Entities and the Company Asset Sellers or any of their Affiliates shall be terminated prior to the Closing and after the Closing, the Acquired Entities, the Buyer and any of their Affiliates shall not be bound thereby nor shall the Acquired Entities, the Buyer and any of their Affiliates have any liability thereunder.

(g)            Purchase Price Allocation for Tax Purposes. Within ninety (90) days after the Final Closing, the Buyer shall prepare the Allocation Schedule which shall be deemed final and shall be binding upon the Parties. Except as otherwise required by a “determination” within the meaning of Section 1313(a) of the Code, the Parties shall file all Tax Returns (including amended returns and claims for refunds) and cooperate in the filing of any information reports (including Internal Revenue Service Form 8594) consistent with this Section 6.5(g) and the allocations set forth on such Allocation Schedule and shall not take any position for applicable Tax purposes inconsistent therewith.

6.6            Employee and Related Matters.

(a)            Prior to the Single Closing or the applicable State-Specific Closing, as applicable, the Buyer or one of its Affiliates, in consultation with the management team of the Company Entities, will determine the Business Employees and the Business Contingent Workers to whom the Buyer or an Affiliate will make an offer of employment or engagement (each such Person, an “Offer Employee” or “Offer Contingent Worker,” as applicable), and each such offer will contain terms that the Buyer and its Affiliates determine in consultation with the management team of the Company Entities and will be effective as of, and subject to the occurrence of, the Single Closing or the applicable State-Specific Closing, as applicable (each, an “Employment Offer” or an “Engagement Offer,” as applicable, and each, an “Offer”). For each Offer Employee and Offer Contingent Worker who is not an Automatic Transfer Employee or Automatic Transfer Contingent Worker, as applicable, such Offer will provide, as a condition to accepting employment or engagement, respectively, with the Buyer or such Affiliate, that the Offer Employee or Offer Contingent Worker, respectively, resign from employment or service with the applicable service recipient as of immediately prior to the Single Closing or the applicable State-Specific Closing, as applicable. Each Offer Employee and Offer Contingent Worker who accepts an Offer, is referred to herein as a “Transferred Service Provider.” With respect to each Automatic Transfer Employee and Automatic Transfer Contingent Worker who either (x) is not an Offer Employee or Offer Contingent Worker or (y) is an Offer Employee or Offer Contingent Worker who rejects his or her Offer, the applicable Acquired Entity or Subsidiary who directly engages the services of such Business Employee or Business Contingent Worker, as applicable, will terminate such Person’s employment or service effective immediately prior to the Single Closing or the applicable State-Specific Closing, as applicable. The Sellers hereby consent to the hiring and continued employment or engagement of each Transferred Service Provider by the Buyer or any of its Affiliates and agree not to enforce any non-competition or similar covenant that could, but for this provision, prevent such Transferred Service Provider from fulfilling the terms and conditions of his or her services to the Business following the Single Closing or the applicable State-Specific Closing, as applicable.

(b)            If the Buyer determines that it is illegal for a Business Employee or Business Contingent Worker who would have been a Transferred Service Provider to be a Transferred Service Provider at the Single Closing or the applicable State-Specific Closing, as applicable but for such illegality (a “Delayed Transfer Service Provider”), such Delayed Transfer Service Provider will remain employed or engaged by the applicable pre-Closing service recipient until the earlier of the date on which the Buyer determines that such delay is no longer necessary and the Final Closing, and during such period such Delayed Transfer Service Provider will provide services to the Buyer and its Affiliates pursuant to the terms and conditions of an Employee Leasing Agreement to be entered into prior to the Single Closing, or if applicable, the first State-Specific Closing.

(c)            For the avoidance of doubt, and without limiting the generality of Section 2.2(c)(2), the Company Entities (other than the Acquired Entities and their respective Subsidiaries) will retain and bear all Liabilities relating to any Business Employee or Business Contingent Worker, including any Transferred Service Provider, that accrued prior to the Single Closing or the applicable State-Specific Closing, as applicable, whether under any Employee Benefit Plan or otherwise (including all severance and separation-related Liabilities arising in connection with a Transferred Service Provider’s termination of employment or service with any Company Entity as of the Single Closing or the applicable State-Specific Closing, as applicable). The Buyer shall be solely responsible for any Liabilities with respect to any Assumed Benefit Plans on or after the Closing.

(d)            The Buyer shall be responsible for the continuation of health plan coverage, in accordance with the requirements of COBRA and Sections 601 through 608 of ERISA, including for all individuals who are “M&A qualified beneficiaries” as described in the COBRA regulations.

(e)            The Buyer shall be solely responsible for any Liabilities arising under the WARN Act or similar Applicable Law for any actions taken by the Buyer or any of its Affiliates on or after the Single Closing or the applicable State-Specific Closing, as applicable.

(f)            The provisions of this Section 6.6 are solely for the benefit of the Parties, and no provision of this Section 6.6 will create any third-party beneficiary or other rights in any current or former Business Employee or Business Contingent Worker or any Transferred Service Provider (including any dependent or beneficiary thereof) in respect of the terms and conditions of employment or engagement with, or any benefits that may be provided by, the Buyer or any of its Affiliates. Nothing herein will be construed as an amendment to any Employee Benefit Plan for any purpose.

Article 7

CONDITIONS TO CLOSING.

7.1      Closing Conditions and Deliverables of the Sellers. (a)      As condition precedent to the Buyer’s obligations hereunder: (i) no federal or state court of competent jurisdiction or other Governmental Authority shall have enacted any Applicable Law or issued, promulgated, enforced or entered any order, decree, judgment, injunction or other ruling (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of the transactions contemplated by this Agreement and the Ancillary Agreements; (ii) Buyer shall have received all Owned Real Property Deliverables in form and substance acceptable to Buyer; and (iii) the Title Company shall be irrevocably committed to issue each Title Policy insuring that fee simple title to the Owned Real Property is vested in Buyer (or its designee) as of the Closing Date.

(b)            At the applicable Single Closing or State-Specific Closing for the applicable State, as the case may be, the applicable Company Sellers shall deliver or cause to be delivered to the Buyer for (x) all States if such Closing is a Single Closing or (y) the applicable State if the Closing is a State-Specific Closing, each of the following, each executed, acknowledged and notarized, as applicable:

(1)            the Transferred Assets;

(2)            executed counterparts of each Ancillary Agreement to which any applicable Company Seller is a party;

(3)            a certificate executed by an authorized officer of the applicable Company Sellers certifying that:

(A)	the representations and warranties of such Company Sellers set forth in ARTICLE 3 are true and correct in all material respects as of the applicable Closing Date; and

(B)	such Company Sellers have performed in all material respects all of the covenants and agreements required to be performed by it under this Agreement prior to or at the applicable Closing;

(4)            copies of all applicable consents set forth on Schedule 6.1(e);

(5)            a certificate of the Secretary of State of the applicable State stating that such Acquired Entity is in good standing, dated as of a date not earlier than ten (10) Business Days prior to such Closing;

(6)            a copy, as applicable, of (x) the certificate of formation (or similar organizational documents), as amended, of the applicable Acquired Entity certified by the Secretary of State of the applicable State, dated as of a date not earlier than ten (10) Business Days prior to the applicable Closing and accompanied by a certificate of the Secretary of the applicable Acquired Entity, dated as of the applicable Closing, stating that no amendments have been made to such organizational documents since such date, (y) the operating agreement (or similar organizational documents) of the applicable Acquired Entity, certified by the Secretary of the applicable Acquired Entity, and (z) the resolutions of the applicable Acquired Entity’s board of managers or directors (or similar governing body) and the equityholders or members necessary to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements and approving the consummation of the transactions contemplated hereby and thereby, in each case, certified by a Secretary of such Acquired Entity;

(7)            a Deed for each Owned Real Property, executed and acknowledged by the applicable Company Entity;

(8)            all maintenance records, operating manuals, and unexpired, transferrable guarantees and warranties pertaining to the Owned Real Property to the extent in a Sellers’ possession and delivery of which may be made by leaving same at the Owned Real Property;

(9)            all keys, combinations and security codes for all locks and security devices for the Owned Real Property, delivery of which may be made by leaving same at the Owned Real Property;

(10)            a FIRPTA certificate from each applicable Company Entity of the Owned Real Property;

(11)            notices to those entities providing services to the Owned Real Property which Buyer desires to retain, in form and substance reasonably acceptable to Buyer;

(12)            the Title Deliverables from the applicable Company Entity relating to the sale of the Owned Real Property;

(13)            such evidence or documents as may reasonably be required by Buyer or the Title Company evidencing the status and capacity of the applicable Company Entity and the authority of the applicable Company Entity and the person or persons who are executing the various documents on behalf of such Company Entity in connection with the sale of the Owned Real Property in accordance with the terms of this Agreement;

(14)            provided that Buyer has prepared and delivered to Sellers, a customary estoppel for each Material Lease within thirty (30) days after the date hereof for delivery to a landlord under a Material Lease (each, an “Estoppel Certificate”) and the landlord thereunder is required to deliver such Estoppel Certificate under its Material Lease, Estoppel Certificates, dated no earlier than the date that is thirty (30) days prior to the Closing Date, indicating that the applicable Material Lease is in full force and effect and free from any breach or default on the part of the tenant thereunder; provided, further, however, that the failure of a landlord to deliver an Estoppel Certificate or an Estoppel Certificate indicating a breach or default on the part of the tenant thereunder shall not be a breach or default by Sellers, any Company Entity or any Subsidiary under this Agreement;

(15)            all transferable permits for the Owned Real Property in the possession of Buyer, delivery of which can be made by leaving same at the Owned Real Property, if any;

(16)            all transfer and other tax declarations for the Owned Real Property as may be required by law in connection with the transactions contemplated by this Agreement duly executed and sworn to by the applicable Company Entity;

(17)            [intentionally omitted];

(18)            title to each vehicle applicable to such Company Entity, if any;

(19)            assignments and assumptions of Leases and, if applicable, landlord consents thereto (“Lease Assignments”) applicable to such Company Entity for each Lease in substantially the form attached hereto as Exhibit A, executed by each lessor, lessee or other contract party under any Leases for Leased Real Property.

(20)            Bill of Sale, duly executed by each applicable Company Seller;

(21)            unless there is a Single Closing, an Employee Leasing Agreement, duly executed by each applicable Company Entity.

(22)            stock certificates of purchased equity, if applicable;

(23)            IRS Form W-9;

(24)            a copy of the Mutual Release Agreement executed by the applicable Company Entities;

(25)            copies of the Requisite Regulatory Approvals;

(26)            solely with respect to the Ohio Closing, the Company Entities shall own, on terms and conditions reasonably acceptable to Buyer, all of the issued and outstanding equity of (i) Twice the Wellness, LLC, an Ohio limited liability company, (ii) Heaven Wellness, LLC, an Ohio limited liability company, (iii) Good Day Dispensary, LLC, an Ohio limited liability company, (iv) Daily Releaf, LLC, an Ohio limited liability company and (v) Parma Wellness Center LLC, an Ohio limited liability company, such that each these Company Entities are indirect wholly-owned Subsidiaries of the Company as of the Ohio Closing; and

(27)            solely with respect to the Texas Closing, (i) the Company Entities shall, on the terms and conditions reasonably acceptable to Buyer, file for and obtain a Dispensing Organization license from the Texas Department of Public Safety, together with all other applicable licenses, permits and approvals required to operate its business in Texas, (ii) the applicable Requisite Regulatory Approvals for the Texas Closing have been received and (iii) Buyer shall have completed its due diligence on the assets located in Texas, and such due diligence is reasonably acceptable to Buyer; and

(28)            such other documents or instruments as the Buyer may reasonably request to effect the transactions contemplated hereby.

(c)            At the applicable Single Closing or State-Specific Closing for the applicable State, as the case may be, the Collateral Agent shall deliver or cause to be delivered to the Buyer for (x) all States if such Closing is a Single Closing or (y) the applicable State if the Closing is a State-Specific Closing, each of the following, each executed, acknowledged and notarized, as applicable:

(1)            the Collateral Assets;

(2)            executed counterparts of each Ancillary Agreement to which the Collateral Agent is a party;

(3)            a certificate certifying that the representations and warranties of the Collateral Agent set forth in ARTICLE 4 are true and correct in all material respects as of the applicable Closing Date; and

(4)            any other evidence reasonably requested by Buyer evidencing the transfer of the Collateral Assets, duly executed by the Collateral Agent;

7.2            Closing Conditions and Deliverables of the Buyer.

(a)            As condition precedent to the applicable Seller’s obligations hereunder, no federal or state court of competent jurisdiction or other Governmental Authority shall have enacted any Applicable Law or issued, promulgated, enforced or entered any order, decree, judgment, injunction or other ruling (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

(b)            At the applicable Closing for each State, the Buyer shall deliver or cause to be delivered to the applicable Seller as it pertains to such State:

(1)            executed counterparts of each Ancillary Agreement to which the Buyer is a party;

(2)            executed counterparts to the Lease Assignments;

(3)            executed counterparts to the Employee Leasing Agreement, if such agreement is deemed required;

(4)            copies of the Requisite Regulatory Approvals;

(5)            a copy of the Mutual Release Agreement executed by Buyer; and

(6)            a copy of the resolutions of the Buyer’s sole member authorizing the execution, delivery and performance of this Agreement and the Ancillary Agreements and approving the consummation of the transactions contemplated hereby and thereby, certified by a duly authorized officer of the Buyer.

Article 8

TERMINATION

8.1            Termination. This Agreement may be terminated by the Buyer with respect to the obligation of Buyer to purchase the Acquired Assets and Acquired Equity Interests for any particular State at a Closing for such State at any time prior to the Final Closing following any of the following events:

(1)            termination of the RSA under Sections 12.01, 12.02 or 12.04 of the RSA;

(2)            the occurrence and continuation of an Event of Default as the result of a breach by any of the Company Sellers of the Bridge Facility;

(3)            (i) any of the representations or warranties of any Company Entity in Article 3 or the Collateral Agent in Article 4 is or becomes untrue or inaccurate such that the condition set forth in Section 7.1(b)(2) would not be satisfied (treating such time as if it were the applicable Closing for purposes of this Section 7.1) or (ii) there has been a breach on the part of the Company Entities of any of their covenants or agreements contained in this Agreement such that the condition set forth in Section 7.1(b)(3) would not be satisfied (treating such time as if it were the applicable Closing for purposes of this Section 8.1), in each case of clauses (i) and (ii), which breach cannot be cured by the Sellers or the Company Entities by the Outside Date (as defined below) or, if capable of being cured, shall not have been cured within ten (10) days after delivery of notice thereof by the Buyer to the applicable Sellers or any shorter period of time that remains between the date the Buyer delivers written notice of such breach and the Outside Date; provided that Buyer shall not be entitled to terminate pursuant to this Section (3) if such inaccuracy or breach was primarily caused by the failure of Buyer to perform in any material respect any of the covenants or agreements to be performed by it prior to the applicable Closing;

(4)            the Requisite Regulatory Approvals (x) have not been approved within one hundred eighty (180) days, which deadline can be extended by mutual agreement of the Company Entities and the Buyer, after such approval has been sought from the applicable Governmental Authority or (y) have been rejected by the applicable Governmental Authority;

(5)            a law or regulation is enacted, adopted, promulgated or enforced that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited or if the consummation of the transactions contemplated hereby would violate any order of any governmental authority having competent jurisdiction; or

(6)            anytime on or following the Outside Sale Transaction Effective Date (as defined in the RSA and may be extended pursuant to the RSA or otherwise with the written consent of the Buyer) (the “Outside Date”).

8.2            Effect of Termination. In the event of termination of this Agreement in accordance with Section 8.1 with respect to any particular State, this Agreement shall immediately terminate and have no further force and effect with respect to such State and there shall be no Liability on the part of any Party to any other Party under this Agreement for such State, except that the Company Entities and the Sellers shall remain liable for any willful breach by the Company Entities or any of the Sellers of this Agreement prior to such termination.

Article 9

MISCELLANEOUS

9.1            Survival. All representations, warranties, covenants and agreements set forth in this Agreement, the Disclosure Schedules, or in any certificate or instrument delivered in connection herewith shall survive until the relevant Closing for a particular State and all such representations, warranties, covenants and agreements shall terminate on the date on which the Final Closing occurs.

9.2            Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by or on behalf of the Buyer and the Sellers (b) by a waiver in accordance with Section 9.3.

9.3            Waiver. Any Party to this Agreement may waive compliance or performance of any provision of this Agreement that is intended for the benefit of such waiving Party. Any such extension or waiver shall be valid only if set forth in a writing executed by the Party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or waiver of the same term or condition or as a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights under this Section 9.3 shall not constitute a waiver of any of such rights. No course of dealing between or among any persons having any interest in this Agreement shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Party under or by reason of this Agreement. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

9.4            Specific Performance. The Sellers agree and acknowledge that the Sellers’ business is unique and recognizes and affirms that in the event of a breach of this Agreement by such Person, money damages may be inadequate and Buyer may have no adequate remedy at law. Accordingly, the Sellers and each Equityholder agrees that the Buyer shall have the right, in addition to any other rights and remedies existing in its favor, to enforce its rights and the Sellers’ and each such Equityholder’s obligations hereunder not only by an action or actions for damages but also by an action or actions for equitable relief, including injunction and specific performance. If any such action is brought by the Buyer to enforce this Agreement, the Sellers and each Equityholder hereby waives the defense that there is an adequate remedy at law or the requirement for the posting of any bond or similar security.

9.5            Expenses. Except as otherwise expressly provided in the RSA (including the payment of Transaction Expenses (as defined in the RSA)) or this Agreement, each of the Parties hereto shall pay all of its own fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants and appraisal fees, costs and expenses) incurred in connection with the negotiation of this Agreement and the Ancillary Agreements, and the consummation of the transactions contemplated hereby and thereby.

9.6            Notices. All notices, claims, demands and other communications given or delivered under this Agreement shall be in writing and shall be deemed to have been duly made or given when personally delivered, mailed by first class mail, return receipt requested, or delivered by express courier service or via facsimile (with original copy to follow) to the respective Parties at the following addresses (or such other address for a Party as shall be specified in a notice given in accordance with this Section 9.6):

If to the Company Entities:

AYR Wellness Inc.

2601 South Bayshore Drive, Suite 900

Miami, FL 33133

Attention: [REDACTED – personal information]

E-mail address: [REDACTED – email addresses]

with copies to:

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, NY 10020

Attention: [REDACTED – personal information]

E-mail address: [REDACTED – email addresses]

If to the Buyer:

Arboretum Bidco LLC

c/o Millstreet Capital Management

545 Boylston Street, 8th Floor

Boston, MA 02116

E-mail address: [REDACTED – email addresses]

Attention: [REDACTED – personal information]

with a copy (which shall not constitute notice) to:

Paul Hastings LLP

200 Park Avenue

New York, NY 10166

Attention: [REDACTED – personal information]

E-mail address: [REDACTED – email addresses]

If to the Collateral Agent:

Odyssey Trust Company

350 – 409 Granville Street

Vancouver, British Columbia V6C 1T2

Attention: Corporate Trust

9.7            Binding Agreement; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by operation of law or otherwise without the prior written consent of the Sellers and the Buyer; provided, however, that notwithstanding the foregoing, the Buyer may at any time in its sole discretion and without the consent of any other Party assign, in whole or in part, (a) its right to purchase the Acquired Assets and Acquired Equity Interests and assume the Assumed Liabilities to one or more of its Affiliates (provided that no such assignment shall release the Buyer from its obligations hereunder); (b) its rights under this Agreement and the Ancillary Agreements for collateral security purposes to any lender providing financing to the Buyer, such permitted assign or any of their Affiliates, and any such lender may exercise all of the rights and remedies of such assignee hereunder and thereunder; and (c) its rights under this Agreement and the Ancillary Agreements to any subsequent purchaser of the Buyer or any material portion of its assets (whether such sale is structured as a sale of stock, or other equivalent sale of assets, merger, recapitalization or otherwise). If this Agreement is assigned pursuant to this Section 9.7, such assignee shall agree in writing to be bound by all of the terms, conditions and provisions contained in this Agreement and no such assignment shall release the Buyer, the Sellers or the Equityholders (as applicable) from their obligations under this Agreement.

9.8            Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under Applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under Applicable Law or public policy, such provision shall be ineffective only to the extent of such prohibition or invalidity, and all other terms of this Agreement shall remain in full force and effect for so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.

9.9            Disclosure Schedules. The disclosure of any matter in any Disclosure Schedule or Schedule to this Agreement shall be deemed to be a disclosure with respect to any other section or subsection of this Agreement with respect to which its relevance is reasonably apparent on its face for all purposes of this Agreement, but shall expressly not be deemed to constitute an admission by the Buyer or the Sellers, or to otherwise imply, that any such matter is material for the purposes of this Agreement. Matters reflected in the Disclosure Schedules are not necessarily limited to matters required by this Agreement to be set forth on the Disclosure Schedules, and any such additional matters are for informational purposes only and do not necessarily include other matters of a similar nature.

9.10            Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement and the other agreements, documents and instruments executed and delivered in connection herewith with sophisticated counsel. In the event an ambiguity or question of intent or interpretation arises, this Agreement and the agreements, documents and instruments executed and delivered in connection herewith shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement and the agreements, documents and instruments executed and delivered in connection herewith. The Parties intend that each representation, warranty and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) that the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty or covenant.

9.11            Entire Agreement. This Agreement, the Disclosure Schedules identified in this Agreement and the other documents referred to herein contain the entire agreement between the Parties and supersede any prior understandings, agreements or representations by or between the Parties, written or oral, which may have related to the subject matter hereof in any way. In the event of any discrepancy between this Agreement and the RSA, this Agreement shall govern.

9.12            Exculpatory Provisions. Notwithstanding anything to the contrary in this Agreement or any Ancillary Agreement, (i) the Collateral Agent shall not be liable to any Person for any breach by any Company Entity or the Buyer of their respective representations, warranties, covenants or other agreements in connection with this Agreement or Ancillary Agreement or the transactions contemplated by this Agreement, and (ii) the Collateral Agent shall not have any obligation or liability under or in respect of this Agreement or any Ancillary Agreement or the transactions contemplated by this Agreement.

9.13            Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument.

9.14            Governing Law; Submission to Jurisdiction; Selection of Forum. THIS AGREEMENT IS TO BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED IN SUCH STATE, WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS PRINCIPLES THEREOF. Each Party agrees that it shall bring any action or Proceeding in respect of any claim arising out of or related to this Agreement, to the extent possible, in the Federal District Court for the Southern District of New York in New York City, New York or the state courts located in New York City, New York, Borough of Manhattan, and solely in connection with claims arising under this Agreement: (a) irrevocably submits to the exclusive jurisdiction of any such court; (b) waives any objection to laying venue in any such action or Proceeding in any such court; and (c) waives any objection that any such court is an inconvenient forum or does not have jurisdiction over any Party.

9.15            Parties in Interest. Nothing in this Agreement, express or implied, is intended to confer on any person other than the Parties and their respective successors and assigns any rights or remedies under or by virtue of this Agreement.

9.16            Press Releases and Announcements; Confidentiality. No press release or public statement related to this Agreement or the transactions contemplated hereby shall be issued without the prior written consent of the Buyer, except as required by Applicable Law.

9.17            Legal Representation. This Agreement was mutually prepared by Paul Hastings LLP in its capacity as legal counsel to the Buyer and DLA Piper LLP in its capacity as legal counsel to the Company Entities.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the Parties hereto has executed this Agreement as of the day and year first above written.

BUYER:

ARBORETUM BIDCO LLC

By:	[REDACTED – signature]
Name:	[REDACTED – personal information]
Title:	Manager

[Signature Page to Master Purchase Agreement]

IN WITNESS WHEREOF, each of the Parties hereto has executed this Agreement as of the day and year first above written.

COLLATERAL AGENT:

Odyssey Trust Company

By:	[REDACTED – signature]
Name:	[REDACTED – personal information]
Title:	Managing Director, Corporate Trust

By:	[REDACTED – signature]
Name:	[REDACTED – personal information]
Title:	Managing Director, Corporate Trust

[Signature Page to Master Purchase Agreement]

[REDACTED – commercially sensitive information]

[Signature Page to Master Purchase Agreement]

Schedule I

Company Asset Sellers

1.	CSAC Holdings Inc.

2.	CSAC Acquisition Inc.

3.	CSAC Acquisition FL Corp.

4.	DFMMJ Investments LLC

5.	242 Cannabis LLC

6.	CSAC Acquisition TX Corp

7.	CSAC Acquisition NJ Corp

8.	Sira Naturals Inc.

9.	LivFree Wellness LLC

10.	CSAC Acquisition NV Corp

11.	NV Green Inc.

12.	Tahoe Hydroponics Company LLC

13.	CSAC Acquisition PA Corp

14.	CSAC Acquisition PA II Corp

15.	AYR Wellness NJ LLC

16.	AYR Wellness Holdings LLC

17.	Tahoe-Reno Botanicals, LLC

18.	DWC Investments LLC

19.	Kynd-Strainz LLC

20.	Tahoe-Reno Extractions LLC

21.	Lemon Aide LLC

22.	CSAC Ohio LLC

23.	CSAC Acquisition VA Corp

24.	Green Light Management LLC

25.	Parma Wellness Center LLC

26.	Green Light Holdings LLC

27.	Heaven Wellness LLC

28.	Twice The Wellness LLC

29.	Daily Releaf LLC

30.	Good Day Dispensary LLC

31.	Mercer Strategies FL LLC

32.	Parker Solutions FL LLC

33.	AYR NJ LLC

34.	Parker Solutions NJ LLC

35.	BP Solutions LLC

36.	AYR Ohio LLC

37.	Parker Solutions OH LLC

38.	Parker Solutions PA LLC

39.	Parker RE PA LLC

40.	Mercer Strategies PA LLC

41.	AYR Wellness Texas, LLC

42.	PWC D1 LLC

43.	Greenlight Holdings, LLC

44.	CannTech PA, LLC[1]

45.	DocHouse LLC

1 For the avoidance of doubt, CannTech PA, LLC is both a Company Asset Seller and an Acquired Entity under this Agreement and notwithstanding anything to the contrary in this Agreement, (a) CannTech PA, LLC, in its capacity as a Company Asset Seller, shall sell, and Buyer shall acquire, all of the non-Collateral Assets of CannTech PA, LLC that are listed on Annex A and there shall not be any Excluded Liabilities with respect to such transaction, and (b) Buyer shall acquire all of the outstanding membership interests of CannTech PA, LLC, and such equity transaction shall be deemed to be related to the Collateral Assets of CannTech PA, LLC.

Schedule II

Equityholders of the Acquired Entities

Equityholder	Acquired Entity	Type of Interest	Percentage Interest
CSAC Acquisition VA Corp.	Ayr Virginia LLC	Membership Interest (LLC)	100%
CSAC Acquisition PA Corp.	CannTech PA, LLC	Membership Interest (LLC)	100%
CSAC Ohio LLC	PWC D1 LLC	Membership Interest (LLC)	49%
CSAC Ohio LLC	PWC D2 LLC	Membership Interest (LLC)	49%
CSAC Ohio LLC	PWC D3 LLC	Membership Interest (LLC)	49%

Schedule III

Company Non-Sellers

1.	Tahoe Capital Company

2.	Klymb Project Management Inc.

3.	Parker Solutions IL LLC

4.	CSAC Acquisition IL Corp.

5.	CSAC Acquisition IL II Corp.

6.	Herbal Remedies Dispensaries LLC

7.	Land of Lincoln Dispensary LLC

8.	CSAC Acquisition MA Corp.

9.	CSAC Acquisition MA II Corp.

10.	Parker RE MA LLC

11.	Cultivauna LLC

12.	Mercer Strategies MA LLC

13.	Parker Solutions MA LLC

14.	Eskar LLC

15.	CSAC Acquisition Connecticut LLC

16.	Parker Solutions CT LLC

17.	Connecticut Cultivation Solutions LLC

18.	Connecticut Retail Solutions LLC

19.	Connecticut Retail Solutions II LLC

20.	CSAC Acquisition AZ Corp

21.	CSAC Acquisition NY Corp

22.	Amethyst Health LLC

ANNEX A

State-by-State Assets and Liabilities

[REDACTED – commercially sensitive information]

ANNEX B

Material Leases

[REDACTED – commercially sensitive information]

EXHIBIT A

Form of Lease Assignments

[See attached]

ASSIGNMENT AND ASSUMPTION OF LEASE

[____________], 2025

THIS ASSIGNMENT AND ASSUMPTION OF LEASE (this "Assignment"), is made effective as of the date first set forth above (the "Effective Date"), by and between [__], a [__] [__] ("Assignor") and [__], a [__] [__] ("Assignee"; collectively, with Assignor, the "Parties" and each, a "Party"). Capitalized terms used, but not defined herein shall have the meaning ascribed thereto in the Lease (as defined below).

RECITALS

A.              WHEREAS, Assignor is the lessee under that certain [Lease Agreement dated [__]], together with any and all other amendments or modifications thereto or assignments and guaranties thereof; the "Lease") with respect to the Premises.

B.              WHEREAS, in connection with the transactions contemplated by that certain Master Purchase Agreement, dated as of ______________________, 2025 (the "MPA") by and among [NEW TOPCO], a Nevada limited liability company, Odyssey Trust Company, a trust company organized under the laws of Canada and authorized to carry on the business of a trust company in British Columbia, certain subsidiaries of AYR Wellness, Inc., a corporation formed under the laws of British Columbia and an affiliate of Assignor, Assignee, and certain other parties thereto, Assignor desires to assign to Assignee all of Assignor's rights, title and interest in, to and under the Lease and Assignee desires to accept such assignment and assume all obligations of Assignor under the Lease as of the Effective Date, subject to the terms and conditions set forth below.

NOW, THEREFORE, for and in consideration of the recitals set forth above, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Assignor and Assignee agree as follows:

AGREEMENT

1.                   Recitals. The recitals set forth above are hereby incorporated into this Agreement, as though fully restated herein, and made an integral part hereof.

2.                   Assignment and Assumption. Effective as of the Effective Date, Assignor hereby assigns, sells, transfers, grants, delivers and conveys to Assignee all of Assignor's right, title, obligation and interest in, to and under the Lease (including, without limitation, the rights, if any, to any security deposit with respect to the Lease), and Assignee hereby accepts, assumes and agrees to perform, or cause to be performed, all of the terms, covenants, conditions, agreements and obligations to be performed by Tenant or Lessee under the Lease first arising on or after the Effective Date and accepts, assumes and agrees to be bound and comply with all the terms, conditions and covenants as Tenant or Lessee under the Lease first arising on or after the Effective Date. The term "Assignor" as used in this Assignment includes any affiliates of Assignor which are parties to the MPA.

3.                   Options. To the extent any extension options exist in connection with the Lease term, any purchase options exist under the Lease, any rights of first offer or rights of first refusal exist under the Lease, or any other similar options or rights to extend, purchase or lease more space on the property exist under the Lease, Assignor hereby grants Assignee the right to exercise such options and rights at a future date, in accordance with the terms of the Lease.

4.                   Indemnification. Assignor shall indemnify and hold Assignee harmless from and against any claims, losses, damages or liabilities relating to the Lease to the extent the same arise or accrue prior to the date hereof, or otherwise result from Assignor's breach of the Lease prior to the date hereof or failure to pay or perform any obligations of Assignor under the Lease that were payable or performable prior to the date hereof.

5.                   Acknowledgements Regarding the Lease. Assignor hereby confirms and ratifies that, as of the date hereof: (i) neither the Landlord nor Assignor are in default under any of the terms of the applicable Lease beyond any applicable notice and cure periods; (ii) all obligations and conditions under the applicable Lease to be performed to date by Landlord or Assignor have been satisfied; (iii) no event has occurred which, with the passage of time or the giving of notice, or both, would constitute a default or an event of default by Landlord or Assignor under the applicable Lease; (iv) pursuant to the Lease, to the extent that Landlord holds a security deposit for Assignor, it shall continue to be held by Landlord as security for Assignee's performance of its obligations under the Lease, and no additional security deposit shall be required of Assignee; (v) the Lease has not been amended or modified in any manner as of the date hereof except as described herein; (vi) the Lease is in full force and effect and Assignor has full right and power to assign the Lease to Assignee and any required consents to such assignment have been obtained; and (vii) there has been no prior assignment (collateral or absolute) of Assignor's interest under the Lease, and, subject to the terms of the Lease, Assignor is the sole and lawful owner and holder of the lessee's interest under the Lease.

6.                   Notice Address. From and after the Effective Date, the notice information for Tenant within the Lease is replaced with Assignee's address and contact information, as set forth below:

[Assignee Name]

Attn:

[_____]

[_____]

Email:

with a copy to:

[_____]

7.                   Brokers. Except as disclosed in the MPA, neither Assignor, nor Assignee, nor any Person acting on either of their behalf has employed or engaged any financial advisor, broker or finder or incurred any liability for any financial advisory, brokerage or finder's fee or commission in connection with this Assignment, or the transactions contemplated hereby for which any Party is or may become liable.

8.                   Modification. No modification, waiver, amendment, discharge or change of this Assignment shall be valid unless the same is in writing and signed by the Party against which the enforcement of such modification, waiver, amendment, discharge or change is or may be sought.

9.                   Successors and Assigns. This Assignment shall be binding upon and inure to the benefit of the Parties hereto, their successors in interest and assigns.

10.               Counterparts. This Assignment may be executed in counterparts and by email "pdf transmission, and it shall not be necessary that any one of the counterparts be executed by all of the Parties hereto. Each fully or partially executed counterpart shall be deemed an original, but all such counterparts taken together shall constitute but one and the same instrument.

11.               Governing Law. This Assignment shall be governed by, and construed and interpreted in accordance with, the laws of the State of [____], without reference to its conflict of laws principles.

[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK;

2

IN WITNESS WHEREOF, the Parties have executed and delivered this Assignment as of the Effective Date.

ASSIGNOR:	ASSIGNEE:

[_____]	[_____]

By:	By:
Name:	Name:
Title:	Title:

[SIGNATURE PAGE TO ASSIGNMENT AND ASSUMPTION OF LEASE]